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                                                                   EXHIBIT 99.3


                                    VALUATION

                           GENEVA ROCK PRODUCTS, INC.

                               AS OF JUNE 30, 1997












                                  PREPARED BY:



                           HOULIHAN VALUATION ADVISORS







                                OCTOBER 23, 1997




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                                October 23, 1997



Shareholders
Geneva Rock Products, Inc.
1565 West 400 North
P.O. Box 538
Orem, Utah  84059

Dear Shareholders:

        Attached is the valuation report on Geneva Rock Products, Inc. (hereinafter referred to as "Geneva Rock Products" or "the Company"), which Houlihan Valuation Advisors ("HVA") has completed at your request. The purpose of the report is to render an opinion as to the fair market enterprise (controlling interest) value of Geneva Rock Products as of June 30, 1997.

        The term "fair market value" is defined as that value at which a willing buyer and willing seller, neither being compelled to act and both being well informed of the relevant facts and conditions which might be anticipated, would effect a sale of an asset at "arm's length" on a given date.

        Our study was undertaken using widely accepted principles of financial analysis and valuation. In particular, we observed the principles set forth in Internal Revenue Ruling 59-60, 1959-1 CB 237. The book/liquidation value, transaction value, market value, and income value methods of valuation were utilized in arriving at an estimate of the fair market enterprise value of Geneva Rock Products.

        In preparing this valuation, we used information provided by Geneva Rock Products. Company management has represented the information as being reasonably complete and accurate. We did not make independent examinations of any financial statements or other information prepared by management which was relied upon and, accordingly, we make no representations or warranties nor do we express any opinion regarding the accuracy or reasonableness of such. All of the information made available to us was carefully analyzed and reasonable attempts were made to find additional information which would be helpful in this study.


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                                     Page 2


        Financial projections utilized in the valuation were prepared based on analysis of the Company's historical operating results and conversations with Company management. It should be emphasized that forecasting the future is at best a difficult and tenuous process. There will undoubtedly be disparities between the projected figures and actual results, since events and circumstances frequently do not occur as expected, and those disparities may be material.

        This report has been prepared for the specific purpose of valuing the common stock of Geneva Rock Products on an enterprise value basis pursuant to and in anticipation of a proposed merger and consolidation into a company to be newly formed of Geneva Rock Products with three other related companies: W. W. Clyde & Co., Utah Service, Inc., and Beehive Insurance Agency, Inc. The report is intended for no other use, and is not to be copied or given to unauthorized persons without the direct written consent of HVA.

        Since valuation is an imprecise science, HVA does not purport to be a guarantor of value. Value is a question of informed judgment, and reasonable persons can differ in their estimates of value. HVA does certify that this valuation study was conducted and the conclusions arrived at independently using conceptually sound and commonly accepted methods of valuation.

        Our study has concluded that a reasonable estimate of the fair market enterprise value of Geneva Rock Products as of June 30, 1997 is $101,000,000 or $4,633 per share, based on 21,802 shares outstanding.

        Neither HVA or its principals have any present or intended interest in Geneva Rock Products. HVA's fees for this valuation are based on professional time charges, and are in no way contingent upon the final valuation figure arrived at.

        It has been a pleasure to perform this analysis for you. We look forward to serving you in the future.

                                            Houlihan Valuation Advisors



                                            by: David Dorton, CFA, ASA
                                                Accredited Senior Appraiser





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                                TABLE OF CONTENTS


                                                                        Page
                                                                        ----

     I.  PREFACE                                                          1

    II.  BASIC PRINCIPLES OF VALUATION                                    2
   III.  INTRODUCTION                                                     4
         A.  Purpose                                                      4
         B.  Scope                                                        4
         C.  Methodology                                                  4

   IV.   COMPANY BACKGROUND                                               6
         A.  Overview                                                     6
         B.  Competition                                                  8
         C.  Company Management                                           8
         D.  Ownership                                                    9

    V.   ECONOMIC OVERVIEW AND OUTLOOK                                   10
         A.  National - June 1997                                        10
         B.  Utah - 1997                                                 15

   VI.   INDUSTRY OVERVIEW                                               22
         A.  National Engineering and Construction Industry              22
         B.  The Utah Commercial Construction Industry                   35
         C.  The Cement and Aggregates Industry                          37

  VII.   FINANCIAL REVIEW                                                40
 VIII.   CROSS-SECTIONAL ANALYSIS                                        44
   IX.   ESTIMATES OF VALUE                                              47
         A.  Nature of the Security                                      47
              1.  Control                                                47
              2.  Marketability                                          47
         B.  Normalization of Earnings                                   48
              1.  Regression Analysis                                    49
              2.  Past Averages                                          50
              3.  Company Projections                                    50
              4.  Projected Earnings                                     50
         C.  Book/Liquidation Value                                      51
         D.  Transaction Value                                           52
         E.  Market Value                                                53
         F.  Income Value                                                57




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

    X.   SUMMARY AND CONCLUSION                                          61
   XI.   EXHIBITS                                                        62



APPENDIX A:      Geneva Rock Products - Financial Statement Summary

APPENDIX B:      Robert Morris Associates Industry Ratios -
                 Sand & Gravel Construction

APPENDIX C:      Statement of Limiting Conditions

APPENDIX D:      Professional Qualifications

APPENDIX E:      Internal Revenue Ruling 59-60, 1959-1 CB 237



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                                                                               1
                                     PREFACE

       This valuation study was conducted at the request of the shareholders of Geneva Rock Products, Inc. ("Geneva Rock Products" or "the Company") to provide an estimate as to the fair market enterprise (controlling interest) value of the Company as of June 30, 1997. In preparing this report, information provided by the Company was used. Company management has represented the information as being reasonably complete and accurate, and as fairly presenting the financial position, prospects and related facts of the Company. Houlihan Valuation Advisors ("HVA") is not in a position to certify the accuracy of basic data provided by the Company, and the validity of this valuation study is dependent upon the accuracy of such data. HVA does certify that conceptually sound methods were used in the valuation.


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                                                                               2

                          BASIC PRINCIPLES OF VALUATION

        The principles which have governed this analysis provide a basis for the determination of value where an active market for a company's securities is lacking. The valuation procedure attempts to analyze the earning power of a company and the ability of the company to convert this earning power into value. Earning power is related to the rates of return expected in the financial markets for various types of investment alternatives, with consideration given to past history, expected growth rates and risk. This report provides a direct comparison between Geneva Rock Products' operations and those of companies operating in the same industry. From this comparison, certain reasonable conclusions concerning the relative financial position and performance of the Company may be drawn.

        Fair market value is that value at which a willing buyer and willing seller, neither being compelled to act and both being well informed of the relevant facts and conditions which might be anticipated, would effect a sale of an asset at "arm's length" on a given date.

        The value of securities of a corporation in the hands of its stockholders and the value of the underlying assets of the corporation are usually only incidentally related. The value of securities which are freely traded in a public market is influenced as much by external factors beyond the control of the company as it is by internal factors within the control of management. Such external factors include:

   a.   General economic conditions;

   b. Conditions existing within a specific industry (e.g., degree of risk, stability or rate of growth);

   c. Public attitude and investor sentiment toward particular industries and companies.

        Fair market value of securities which enjoy an active public market is determined by actual market quotations on a particular date, unless the market for a security is affected by some abnormal influence or condition. Determination of fair market value of securities of a closely held corporation,





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                                                                               3


however, cannot be determined as precisely, thus creating a need for independent professional business valuation. Principal weight must be given to evidences of earning power, book value, dividend paying capacity, financial and competitive position, and other facts and circumstances which a potential buyer and seller would consider. Also, prices realized in actual sales of similar companies on or about the valuation date afford a realistic measure of value.

        Professional valuation of a closely held company cannot be considered an exact science; however, experience has shown that comprehensive and thorough valuation analyses can generate ranges of value which are reasonable and relevant.

        The various techniques used in this report are based on different concepts and assumptions. As a result, their application produces a range of possible values. A single number within that range is given as a reasonable estimate of value as of the valuation date. It should be emphasized that, as is the case with publicly traded securities, when expectations for Geneva Rock Products change over time, so does its value. Further, the value of a firm may fluctuate over time even though its internal operating characteristics remain essentially unchanged. The securities market places different significance on income and risk properties of companies as general economic conditions vary.


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                                                                               4

                                  INTRODUCTION

                                     Purpose

        The purpose of this report is to determine the fair market enterprise (controlling interest) value of Geneva Rock Products as of June 30, 1997, pursuant to and in anticipation of a proposed merger and consolidation into a company to be newly formed of Geneva Rock Products with three other related companies: W. W. Clyde & Co., Utah Service, Inc., and Beehive Insurance Agency, Inc.

                                      Scope

        Both internal and external factors which influence the value of Geneva Rock Products are analyzed and interpreted. Internal factors include the Company's performance and financial structure, as well as the size and marketability of the interest being valued. External factors include, among others, the health of the industry and the position of the Company therein, economic trends, and conditions in the securities markets.

                                   Methodology

        The report first looks at the background and operating characteristics of Geneva Rock Products. It next provides overviews of the national and Utah economies and the engineering/construction and cement/aggregates industries, each important as a description of the environment in which the Company operates. A financial analysis of the Company, as well as a comparative analysis of the results of the Company with those of the industry, follows. Finally, the report determines explicit controlling interest values for the Company via the application of alternative valuation techniques. Four valuation methods are employed: book/liquidation value, transaction value, market value (derived from market value ratios of similar firms), and income value (based on the present value of future benefits). After considering the assumptions and relative justification of each valuation





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                                                                               5

method, the results are synthesized into a final value estimate on a controlling interest basis of the common stock of the Company.



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                                                                               6

                               COMPANY BACKGROUND
Overview

        Geneva Rock Products was incorporated on August 8, 1954 as a Utah corporation. The Company was founded as a ready-mix concrete business by W. W. Clyde. The Company is engaged in the manufacturing of construction materials and aggregates consisting primarily of ready-mix concrete, asphalt, sand, and gravel products. The Company also has a construction division, which does street and road construction, asphalt paving, and excavation work. The Company's ready-mix concrete operations generate approximately 50% of the Company's revenues, with sand and gravel operations generating approximately 30% of revenues (25% to the Company's own construction projects and 5% to outside contractors), and the Company's recently acquired wholly-owned subsidiary, J & J Building Supply, Inc., generating the remaining 20% of revenues. The Company's market is primarily the Wasatch Front in Utah, including Utah, Salt Lake, Davis, Summit and Wasatch counties. The Company is the largest producer of ready-mix concrete and sand and gravel in the state of Utah, with an estimated 25% share of the Wasatch Front ready-mix concrete market, a 15% share of the asphalt paving market, a 10% share of the street reconstruction market, and a 15% - 20% share of the aggregates market. The Company's ready-mix concrete is sold primarily to contractors. Utah Department of Transportation is the Company's largest client; however, the Company's client base is diversified, with no one client generating a significant portion of the Company's total sales. The Company has done much of the concrete work for many of the large commercial office buildings in the downtown Salt Lake City market.

        Geneva Rock Products has a number of operating facilities and sand and gravel pits throughout Utah, including sand and gravel pits in Mapleton, Cedar Hills, West Valley, and South Weber; sand, gravel, and concrete plants in Ogden, Murray, Sandy, South Weber, and Price; a sand, gravel, dispatch,


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                                                                               7

asphalt plant, and concrete plant at Point of the Mountain; sand, gravel, concrete dispatch, concrete plant, and sales office in both Park City and Layton; a concrete dispatch, concrete plant, and sales office in Salt Lake City; and a temporary ready-mix concrete plant in Barrick, Nevada. In addition, the Company's corporate offices are located in Orem, where the Company also has concrete dispatch, concrete plant, sand, gravel, asphalt plant, and sales operations. The Company was a team member of one of the three consortiums to bid on the large I-15 freeway expansion project; although that consortium was not awarded the bid, the Company anticipates receiving at least a portion of the materials work on the project because of its excellent strategic locations along I-15.

        On June 28, 1996, Geneva Rock Products acquired J & J Building Supply, Inc. for a total investment of $18.47 million. J & J Building Supply, Inc., located in St. George, Utah, operates a retail hardware and lumber yard, and also owns and operates a masonry block manufacturing plant, a concrete batch plant, and mining operations to supply aggregate required for the manufacturing of concrete as well as other aggregate products. Company management estimates that J & J Building Supply, Inc. operations will account for approximately 20% of the Company's total revenues in the future. That company sells its product primarily into the St. George, Cedar City, and Mesquite, Nevada markets. This acquisition also included the operations of Quality Concrete, a ready-mix cement producer located in Cedar City. The acquisition was one of several which the Company has made in the 1990s, including Ajax, a Tooele company acquired in 1990 and later divested; Ideal Concrete, also acquired in 1990; the Price ready-mix concrete operation, acquired in 1993; and Pioneer Sand and Gravel, a West Valley company acquired in 1995. The Company continues to seek out other acquisitions to round out its product lines in its existing market areas.

        The business of Geneva Rock Products is seasonal, slowing during the December through February period due to the winter weather. The Company currently has approximately 700 employees,


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                                                                               8


with an additional 170 employees at its wholly-owned subsidiary, J & J Building Supply, Inc. However, the Company typically lays off a number of employees during the slow winter months (depending on the severity of the weather), and/or as workload varies.

Competition

        Geneva Rock Products has a number of competitors in its various markets. The Company's ready-mix concrete competitors include Westroc, Metro, Parsons, Monroc, CPC, Valley Materials, Valley Ready Mix, Alta View/All American, and Fife Rock Products. Construction/sand and gravel competitors include Valley Asphalt, Staker Paving, Savage Asphalt, Miller Paving, Gibbons & Reed, Parsons, Harper Excavating, Western Quality Concrete, H.E. Davis & Sons, and a number of smaller competitors. Finally, J & J Building Supply, Inc. has a number of firms competing with its St. George operations, including Western Rock, Anderson Lumber, Burton Lumber, Dixie Lumber, WalMart, CSR, Amcor, Lehi Block, and Buehner Block.

        Geneva Rock Products' management has identified the Company's competitive strengths as being (i) high-quality products and services; (ii) honesty and integrity in dealing with customers; (iii) an excellent management team; (iv) continual reinvestment of profits back into the Company's operations;
(v) low financial leverage and excellent financial strength; (vi) key strategic locations of its operations; and (vii) key alliances with large contractors.

Company Management

        The key members of Geneva Rock Products' management team are Wilford Clyde, President; Al Schellenberg, Vice President; Ken Fisher, Director of Human Resources; Carl Clyde, Sand & Gravel Division Manager; Kay Christofferson, Construction Division Manager; John Young, Concrete Division Manager; Ray Gammell, Equipment/Facilities Division Manager; Don McGee,


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                                                                               9

Controller/Treasurer; Tony Christofferson, Property/Environmental Activities; Rochelle Sink, Executive Secretary; and Brent Smith, Special Projects. The Company appears to have adequate management succession in place, with the loss of any of these key employees not having a material long-term detrimental impact on the Company's operations. All of the Company's key employees receive fair market compensation.

        The Company's officers include Wilford Clyde, Al Schellenberg, William Clyde (Secretary), and Don McGee (Assistant Secretary/Treasurer). The Company's Board of Directors is comprised of William Clyde, Norman Clyde, Richard Clyde, Paul Clyde, Wilford Clyde, Al Schellenberg, John Young, and Ray Gammell.

Ownership

        Geneva Rock Products has a total of 21,802 common shares issued and outstanding, held by 81 shareholders. There are no controlling shareholders; the largest shareholders are W. W. Clyde & Co., which owns 7,581 shares (or 34.8% of the total) and W. W. Clyde Investment Co., which owns 4,725 shares (or 21.7% of the total). The next largest shareholder owns only 879 shares (or only 4.0% of the total).



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                                                                              10


                          ECONOMIC OVERVIEW AND OUTLOOK

National - June 1997

        To a greater extent than not, it is still the best of all possible worlds. For example, the economic uptrend, which is now in its seventh year, gives no sign of drawing to a close, notwithstanding some recent figures that suggest a moderately slower pace of growth in the months ahead. Inflation, at both the producer and consumer levels, is still muted, with most price indexes showing inflation at its lowest sustained levels in three decades. Short- and long-term interest rates remain relatively low, even after an earlier monetary tightening maneuver by a worried Federal Reserve Board. Corporate earnings continue to push higher, buoyed by rising demand and increasing productivity. And the stock market, an occasional setback aside, is still setting all-time highs with some regularity.

        The status quo, however, doesn't persist indefinitely. Thus, sooner or later, even the most carefully scripted scenario will come undone, or at least be modified sufficiently to change the prevailing assumptions. In fact, as noted above, we may already be seeing the first small cracks in the nation's economic armor, with recent figures showing an easing in retail sales, a flattening in industrial production, and a slight diminution in the growth of housing demand. Then too, while recent inflation figures have been generally reassuring, there is also no denying that selective pricing pressures are starting to build in the commodity area, with coffee, oil, and tobacco quotations all up sharply over the past several weeks. Finally, the Federal Reserve - which attempts to keep the economy and inflation on an even keel - is currently in a somewhat more cautious mood than it was three or six months ago. In all, then, with the economy still apparently in good health, with a few clouds starting to appear in an otherwise bright inflation picture, and with Fed Chairman Alan Greenspan not backtracking from his earlier warnings about an excess of exuberance in the stock market, the penalties for the lead bank


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                                                                              11


erring on the side of not lifting interest rates in the months ahead may now well exceed those for standing pat. And should the Fed, which saw prior long business expansions (in the 1960s and 1980s) end with a bout of rising inflation, fear a replay and raise rates once or twice more, economic growth would likely slow sufficiently to put a damper on corporate profits. The stock market, which is now trading at near-record levels and at lofty valuations, in part because of the almost uninterrupted growth in corporate earnings, might then face its first serious test in several years.

        The economy put on quite a show during the final three months of 1996, with real, inflation-adjusted gross domestic product (GDP) advancing at a scintillating 4.7% rate. The expansion then, to the surprise of many, picked up additional strength in the opening quarter of 1997, as higher levels of consumer spending and strength in the construction and industrial sectors helped produce growth that was close to 6%. Clearly, however, this stepup in economic activity was unnerving to the Federal Reserve, as the bank presumably saw in this acceleration the potential to bring about a much higher level of inflation. The rationale for this point of view is that such strong economic activity would sooner or later induce shortages of labor, materials, and manufacturing capacity. These shortages, in turn, would presumably lead to increased pricing pressures.

      The question now is whether or not we will see an encore in the second quarter. It is not likely that we will, since the retail, manufacturing, and construction sectors all appear to be leveling off. That having been said, however, it should also be noted that there is no full-scale retreat in prospect either. Moreover, such a pullback is not anticipated to take hold in the near term, given the high levels of consumer confidence and the two-decade low in the unemployment rate. Instead, an orderly slowing in growth over the next four to six quarters is likely, with GDP increases averaging between 2.0% and 2.5%. Inflation and interest rates, meanwhile, should also hold at moderate levels, although with some upward bias. Corporate profit growth is likely to slow, in the meantime, but not turn down unless the economy slackens more than is now anticipated.

        Peering further out, Value Line projects the above tends to largely continue, with economic growth and inflation stepping up a bit, to around 3%, and with interest rates probably not veering appreciably from present levels. Corporate profits, fueled by increased productivity, additional technological innovation, and fairly steady growth in demand, are expected to rise at a mid-to-high single-digit percentage in most years. As always, though, these long-range projections do not allow for exogenous shocks, such as political upheavals, military flareups, oil embargoes, or ruinous trade wars, none of which can be predicted with any degree of assurance as to timing or even occurrence.

        As noted above, the U.S. economy really came on strongly during the final quarter of 1996 and the opening three months of this year. However, there are already signs that the economy got off to a rockier start in the second quarter. For example, retail sales declined in April; auto and truck sales fell as well; the nation's factories used less of their capacity in the most recent month; and housing starts, albeit up in the latest survey, were still below their earlier peak, while building permits, a harbinger of future construction activity, actually edged downward. All of this having been said, however, the U.S. economy continues to be remarkably resilient. In fact, with the consumer continuing to be optimistic and with improving employment figures further underpinning this confidence, the case for sustained 2.0% - 2.5% growth over the balance of this year is still quite strong.

      The inflation news continues to be good as well, with wholesale and consumer inflation steadfastly holding at modest levels. Moreover, no basic change in trend over the next year or so is likely, although higher commodity prices and the ability of certain industries (such as steel) to consistently raise prices suggest at least an interim upward bias. However, with industrial raw materials still in adequate supply, with turmoil around the globe at a minimum, and with the nation's factories, aided by new technology and better inventory methods, operating without serious production bottlenecks, the potential for the kinds of energy and industrial materials shortages that produced rampant price inflation two decades ago is rather limited. Overall, producer prices are projected by Value Line to rise by 0.5% in 1997 and by 2.2% in 1998, with consumer prices expected to increase by 2.5% this year and by 2.9% in 1998. This pattern of restrained inflation is furthermore anticipated to carry over to the turn of the century.

        Interest rates have remained stable, with long-term rates (as represented by the 30-year Treasury bond) holding within a 6.0% - 8.0% band during the past several years. This stability is an outgrowth of the absence of severe pricing pressures. Moreover, with the economy likely to grow more slowly in the next 12 to 18 months, and with the Fed probably following a slightly tighter monetary course - in an effort to avoid the need for more drastic action later on - inflation should stay fairly subdued. All of this suggests that business spending will not be constrained by high borrowing costs, nor should potential homebuyers be priced out of the residential market by unaffordable mortgage rates.

        The final factor in sustaining the bull market continues to be rising corporate income. Profits in certain areas (like semiconductors, computers, financial services, and pharmaceuticals) have been literally on a several-year-long tear. Overall, profits - backed by strong demand and better cost management - have now risen for five straight years, with double-digit percentage growth rather commonplace for much of this period. A respectable, though quite modest, 5% to 7% increase is likely this year, given the reasonable first-quarter gains and the solid order and pricing trends generally now in place. A further, but smaller, 3% to 5% gain is likely in 1998, as GDP growth slows to perhaps 2%. As the rate of economic improvement steps up a notch by the close of the century, income growth could quicken moderately as well.

        Buoyed by the best economic and inflation news in a generation, by a generally neutral to accommodative Fed, and further underpinned by the strongest profit growth in years, the stock market has been on a virtual six-year-long joyride. In the process, the Dow Jones Industrial Average has nearly tripled, surpassing five thousand-point milestones. Further, the trends that have sustained this long price advance remain in place by and large. Indeed, with few alternate investments around (e.g., gold, real estate, or art) that offer anywhere near the historical returns of stocks, many investors continue to look to the equity market for capital appreciation. And, given the apparently favorable prospects for the economy, inflation, interest rates, and corporate profits during the next three to five years, such confidence would seem warranted, at least on a long-term basis. This good long-term potential aside, the stock market has come a long way in a very short time. Indeed, at current historically rich valuation levels, there would seem to be at least the chance of a market setback at some point. The easy money has likely already been made this year, and investors will need to exercise restraint until a correction takes place or profits rise sufficiently to bring valuation levels better into line.

Source:  Value Line Investment Survey

Utah - 1997

        Utah's overall 1996 economic performance was again spectacular. The state was either the first- or second-fastest job producing state in the nation for the fourth consecutive year. Favorable interest rates enhanced residential construction activity, which, when combined with booming commercial building, contributed significant economic stimulus. The quality of Utah's labor force, the favorable business and education climate, and the desirable lifestyle support the favorable economic environment.

        The state's 1997 economic outlook remains solid, but forecasted aggregate growth rates will likely moderate relative to the impressive gains recorded in 1995 and 1996. 1997 will be the ninth consecutive year of strong economic growth. There are as yet no serious excess supply or overbuilt conditions identifiable. A tight labor market and higher employee turnover will be constraining growth factors. The state's Middle Market Business Index in the third quarter of 1996 showed sales up 9% and employment gains of 2.5%.

        Utah is about to embark upon a huge project to expand and modernize its transportation infrastructure. Highway and light-rail expenditures are projected to be $4 billion over the next ten years, to be partially funded through increased taxes and bonding. The net impact on the local economy is not yet clear, as disruption to the flow of commerce will partially offset the stimulative spending effect.

        The Utah state government budget in fiscal year 1997 has projected a $24 million surplus and $194 million of additional revenues, following surpluses of $120 million in fiscal 1994, $72 million in 1995, and $131 million in 1996. Utah is one of only a handful of states with a solid AAA bond rating.

        The 2002 Winter Olympics, awarded to Salt Lake City in the summer of 1995, will be extremely important to Utah's economy over the next six years. A $1 billion Olympic budget, along with the ongoing associated growth in Utah's winter tourism industry, will be an important sustaining growth factor.

        Consumer prices in 1996 along the Wasatch Front rose by 3.9%, compared with a 1995 annual increase of 4.9% and a 1994 increase of 4.2%. The 1996 second-quarter ACCRA cost of living index as a percent of the national average was 96.9% in Salt Lake City/Ogden, 102.3% in Provo/Orem, 106.2% in Logan, 94.7% in Cedar City, and 103.7% in St. George.

        Utah's population is projected to reach 2,043,000 in 1997, an increase of 42,000 people, or 2.1%, from the 1996 figure. Population growth in 1996 of 43,000 people, or 2.2%, was below the 2.6% increase experienced in 1995. The 1996 gain was, nevertheless, the third-fastest nationally, behind Nevada and Arizona. 1996 was the third consecutive year in which the state's population increase was equal to or less than the number of new jobs. Net in-migration is expected to slip only modestly to 13,000 people in 1997 from the 1996 figure of 13,400. Net in-migration occurred for the sixth consecutive year in 1996; however, the 1996 figure was the smallest annual total during the six year period. The total net in-migration for the six year period was 108,000, with an average annual growth of 18,000. In 1996, net in-migration accounted for 31% of the total population gain, a somewhat smaller proportion than the 40% average of the prior three years. The number of households in Utah during 1996 was estimated to be 640,000, with an average of 3.13 persons per household.

        Utah's personal income is projected to reach $41.5 billion in 1997, or an increase of 7.7% from the 1996 figure, following gains of 8.2% in 1996, 9.4% in 1995, and 8.5% in 1994. The 1997 personal income gain should be only moderately below the highly favorable 1996 growth performance. The state's 1997 personal income growth will likely keep it among the top five in the nation. The state's 1996 second quarter personal income gain of 8.6% ranked Utah third-highest nationally, well above the national average growth rate of 5.5%. Average personal income growth in Utah during the 1991-95 period was 8.1%, compared with the national average of 5.5%. This ranked the state third in personal income growth during the period, behind only Nevada and Arizona.

        Preliminary data shows that Utah's 1996 average wages rose by approximately 4.1%, exceeding the 3.7% increase in 1995. However, entry-level wages and certain industrial segments (particularly technology and construction-related) are experiencing significant upward wage pressure. Wage increases will continue in 1997, perhaps at a rate equal to or even exceeding the 1996 growth rate. Utah's total personal income per household was estimated at $60,150 in 1996, approximately 92% of the national average. Per capita personal income in the state during 1996 was $19,289, or 80% of the national average, up from 73% in 1989.

        Utah is expected to generate 41,100 new nonagricultural jobs in 1997, an increase of 4.3% from the 1996 level, following job gains of 48,100 (or 5.3%) in 1996 and 48,300 (or 5.6%) in 1995. The state's 1997 unemployment rate is expected to average 3.4%, unchanged from the 1996 figure, which was the lowest annual level of unemployment in four decades. Because the statewide unemployment rate stayed at near 3% for much of 1996, Utah's labor market was very tight, with significant employee turnover and rising wages. An important business decision in 1997 will be wage administration, attempting to reward and encourage productivity and efficiency, while at the same time reducing employee turnover.

        Utah's 1996 job growth of 5.3% ranked second to that of Nevada as the highest in the nation. For the fourth consecutive year, the state's job growth exceeded 5%, an unprecedented accomplishment in the post-World War II era. During the 1991-95 period, the state's average annual job growth rate was a remarkable 5.1%, also second highest nationally. The 1997 forecast gain of 4.3% is below that five-year trend. During the past five years, 211,000 jobs have been created in Utah, equivalent to 22% of the 1996 total nonagricultural employment. The state's labor force participation rate is considerably higher than the national average, with 83% of the state's men working and 61% of the state's women working, compared with the national averages of 75% of men and 59% of women. Accordingly, labor market tightness in several industries will remain evident in 1997.

        New employment gains were diversified in 1996. The construction employment surge of 12% (or 6,500 new jobs) followed gains of 14% in 1995 and 21% in 1994. A manufacturing jobs gain of 4.4% (or 5,500 jobs) was also very impressive. Service sector employment rose by 7.2%, while new jobs in trade grew by 4.8%. Government employment rose by only 1.5% and, as a percentage of total employment, was only 17% in 1996 compared with 22% in 1986. The state's federal defense employment of 11,300 jobs was down only 600 jobs, or 5%, from the previous year. Apparently, most of Utah's defense-related employment reduction is behind us. Conversion of military facilities to private industry, as is essentially complete in Tooele and beginning in Ogden, holds the promise of significant future job growth.

        Single-family building permits are expected to decrease by 5.1% (or by 775 units) in 1997, totaling 14,500 compared with 15,275 in 1996 and 13,904 in 1995. Total construction value in 1997 is projected to be $3.2 billion, a decline of 11% from the 1996 figure. The housing financing opportunities appear to be favorable in 1997. Slower net in-migration and employment growth, together with some indicators of softening in the housing market in late 1996, should combine to reduce the number of single-family housing starts by 5%.

        Multi-family building permits reached nearly 7,400 units in 1996, a gain of 15%. Salt Lake apartment vacancy rates apparently edged higher in 1996. In the second half of the year, apartment rental rates were about 3% higher than in the prior year. In 1997, construction of perhaps 6,000 apartment units is expected. While an oversupply of housing is not anticipated, a modestly reduced annual production in 1997 is appropriate.

        Real estate sales value in the Salt Lake City Multiple Listing Service during the January -November 1996 period was up 0.6% (to $1.37 billion), while the number of single-family homes and condominiums sold dropped 6% (to 9,616). Available inventory for sale in November 1996 was up more than 50%. Mortgage recordings during the first nine months of 1996 for new home and resale financings were $1.522 billion in Salt Lake County, an increase of 27%; $413 million in Utah County, an increase of 8%; $242 million in Weber County, an increase of 19%; and $130 million in Washington County, an increase of 16%.

        The median existing home sales price during the 1996 third quarter in the Salt Lake/ Ogden area was $123,100, an increase of 5.3% over the prior year, compared with a 16% gain in 1995. The average 1996 third-quarter residential sales price in the Salt Lake multiple listing area was $154,676, a gain of 7.0% from the year-earlier figure; however, that gain narrowed to only 1.2% in November. A First Security Bank analysis of housing affordability in Salt Lake County, using married filing jointly adjusted gross income, indicated that affordability in 1995 was generally the same as in 1988. The 1996 second quarter level of housing costs (ACCRA data) was 94.8% of the national average for Salt Lake City/Ogden, 114.9% for Provo/Orem, 119.0% for Logan, 84.3% for Cedar City, and 111.4% for St. George. The state's gross mortgage delinquency rate was 3.6% in September 1996, down from the year-earlier figure of 3.9% and slightly below the Mountain States' average of 3.8%.

        The commencement of the $4 billion, 10-year highway improvement and transportation project, combined with numerous other large commercial projects either announced or underway, should sustain rapid growth in Utah's commercial construction industry. A high level of construction activity is anticipated in 1997 for all major categories of commercial and industrial space. Commercial real estate vacancy rates in Salt Lake City in the third quarter of 1996 were 5.3% for office space, 4.4% for retail space, and 3.7% for industrial space. These rates are extremely low, suggesting the likelihood of additional space being constructed.

        Utah's taxable retail sales are forecast to increase by 6.7% in 1997, significantly below the 11% gain in 1996 and the 8.1% increase in 1995. New automobile sales may edge slightly higher in 1996, by 1.2%, following the 5.8% gain achieved in 1996. During the first 11 months of 1996, there were 278,247 tourism room night bookings that the Salt Lake Area Convention and Visitors Bureau sold to 292 groups. Plans have been completed for a $100 million retail shopping mall in Provo, with an expected opening in late 1998. Construction has begun on the $185 million Little America Hotel/Convention Center expansion.

        Utah bankruptcies during the first ten months of 1996 jumped by 26%, following a 12% decline in 1995. Higher debt levels and rising housing costs contributed to the increase. The consumer credit delinquency rate in Utah (indirect auto loans) in the third quarter of 1996 was 3.22%, higher than the 2.3% national average and significantly above the state's year-earlier level of 1.79%.

        Hotel and motel room tax collections for the January - September 1996 were approximately 6% above those of the prior year. The state's hotel occupancy rate during the first 11 months of 1996 was 74%, unchanged from the 1995 figure. Passenger totals at the Salt Lake International Airport rose by 15% during the first ten months of 1996, following a 5% annual increase in 1995.

        In conclusion, Utah's 1997 economic outlook remains highly favorable, but aggregate economic growth rates likely will not duplicate the extraordinary gains of the past two years. Interestingly, the modestly slower growth may help solve Utah's two most evident economic problems: an excessively tight labor market and escalating single-family home prices.

Source:  First Security Corporation

                                INDUSTRY OVERVIEW

National Engineering and Construction Industry

        According to the U.S. Department of Commerce, aggregate spending for residential, nonresidential, and public construction rose by about 4% to an estimated $588 billion in 1996 (in constant 1992 dollars) from $567 billion in 1995. This was the fifth consecutive year of increased construction spending after the recession low of $485 billion in 1991, which in turn was down from a 1986 peak of $556 billion. Strong construction spending was tied to three main factors: low interest rates, increased housing starts, and a robust economy with high capacity utilization resulting in facility expansion and additions. There has also been increased spending on highway repairs and reconstruction.

        In 1996, engineering and construction firms in the Standard & Poor's index, including such firms as Fluor Corp., Foster Wheeler, and Jacobs Engineering, had combined revenues of $22.3 billion, up 9.8% from the 1995 figure. These firms benefited from gains in overseas revenues; growth in Asia boosted results and more than made up for flat demand in the domestic markets. Faster growth over the next few years should continue to be derived from overseas markets, especially from the emerging growth nations in the Asia-Pacific region.

        On a macroeconomic level, demand for engineering and construction services mirrors construction spending. For government reporting purposes, construction spending is classified as either public sector construction or private sector residential or nonresidential construction. On a more detailed microeconomic level, these two categories can be subdivided by the size and intensity of the projects. The particular nature of various projects can influence demand for specific categories of equipment or services. Equipment and service needs for public construction can vary depending on whether buildings are being erected, tunnels are being dug, or roads are being built. In the private nonresidential sector, construction is divided into industrial, office, and other commercial purposes.

        Overall construction demand tracks the economy; it has a lag similar to the delay that affects most capital goods sectors in the nonresidential sector of private construction. Reviewing construction spending for the last decade, the lag is evident following the relatively short recession of 1991. Spending on nonresidential private construction declined in 1991 and continued to decline in 1992, even though the recession was long past and residential construction had already recovered. In fact, spending on nonresidential construction remained below peak spending levels of 1990 right through 1995.

        This persistent weakness reflected not only the impact of the recession, which left unutilized capacity, but also a greater industry reluctance to construct new capacity that would remain a costly burden in a downturn. Instead, industrial companies tried to squeeze more output from their existing facilities. Production lines were revised, new and more efficient production equipment was bought, and labor strategies were changed to effectively increase capacity by using overtime or adding second or third shifts in factories.

        New industrial plants - or investment in "bricks and mortar", as new facility construction is often referred to - was only a last alternative in the latest economic cycle. Construction of new office space was deemed even less of a priority. As recently as 1995, construction of offices has remained at about a third below the 1989 cyclical peak.

        Although the engineering and construction industry is primarily a service industry, its fortunes are closely tied to capital spending. Engineering and construction companies are general contractors. They accept responsibility for the planning, execution, and completion of projects involving construction of facilities for diverse industries, utilities, waste management, and remediation. Projects undertaken by these firms are diverse and can range in cost from as little as a few hundred thousand dollars to billions of dollars.

        These firms employ engineers who plan projects, submit competitive bids and proposals, and - upon receipt of contracts - engage the myriad subcontractors who provide the services needed to complete the project. The engineering firms assume responsibility for controlling the projects' costs and for their timely completion.

        Engineering and construction firms typically enter into one of two kinds of contracts. Fixed-cost contracts bind the firm to a total cost to complete a project. Under such a contract, a firm assumes at least part of the risk of cost overruns, although there are usually protective clauses in contracts to let the firm recover overruns that weren't directly the fault of the engineering firm. Still, under a fixed-cost contract, a firm has the opportunity to earn a larger profit by holding its costs as low as possible. The second type of contract is a cost-plus contract, in which a firm receives a fixed percentage of profit on top of the costs it incurs to complete the project. A cost-plus contract is less risky because costs are borne by the customer and a fixed percentage margin is established for the contractor.

        Traditionally, engineering and construction firms have preferred to enter into cost-plus contracts, which serve to protect them from the ravages of inflation, which could erode and even wipe out the profit that would be earned on a job if the contract were fixed-cost. However, the actual nominal profits the contractor can earn from these types of contracts can be restrictive due to improvements in technology and efficiency that reduce the hours of billable labor needed to execute a contract. As a result, in recent years many engineering firms have preferred to engage in fixed-cost contracts or to propose cost-plus contracts that include elaborate incentives to compensate the engineering firm for holding down project costs or for speeding a project's completion. Engineering and construction firms are now pressing customers to enter into fixed-price contracts instead of the cost-plus type for several reasons. First, inflation has been low for several years, so the fear of an inflation-driven cost spiral that destroys profits has diminished. Of course, there is still the peril of cost overruns due to miscalculations, but the overall current risk is still lower than it was in times of high inflation. Second - and more importantly for engineering and construction services firms - is the impact that productivity and automation have had on reducing construction costs. Large engineering firms such as Fluor have provided their engineers with sophisticated computer technology that has substantially reduced the time required to plan and design a job. This has served to reduce the number of billable hours of work for engineers. Under a cost-plus contract, this effectively reduces a contract's value. In addition, under a cost-plus contract, an engineering firm receives no benefits from its investment in technology that provides customers with more accurate and efficient job performance. Thus, engineering firms are now arguing for fixed-cost contracts, which are designed to share the rewards of efficiency between the engineering firms and their customers.

        The industry's smallest players may employ just a few engineers and tackle only small or simple projects for private or municipal customers. The largest firms are global behemoths that operate on several continents and execute multibillion-dollar projects such as the construction of refineries, power generation plants, pipelines, and seaports; some also provide hazardous waste remediation at highly polluted sites. Some players are extensively involved in development in Asia and other developing parts of the world, as well as in the reconstruction of nations such as Kuwait that have suffered tragic devastation as a result of war. Many are also working with post-communist Eastern European nations. Worldwide competition for the large U.S.-based global companies comes from equally large firms based in Japan, Germany, and South Korea.

        Engineering and construction companies have relatively low levels of fixed costs. They don't have manufacturing plants, since they contract with suppliers for the specific materials and assemblies needed to complete a contract. They also have a high proportion of variable costs because labor is a large part of the operating costs of an engineering and construction firm. Compared with other kinds of capital goods companies, the gross profit margin of a typical engineering and construction firm will be smaller but more stable over time, because most costs related to generating revenues or providing contracted services are variable. Therefore, an engineering and construction firm's cost of goods sold tends to rise (or fall) commensurately with its sales. The remaining items in the income statement tend to be heavily influenced by a company's particular financial and operating structure. Items such as selling, general and administrative expense may follow an industry pattern, but wide differences often occur. The differences can be the result of a particular company's decision to use either a highly centralized or decentralized administrative structure. Different companies may also use varied accounting methods. Another overhead cost, interest expense, is a function of a company's capital structure. Finally, taxes can be influenced by the geographic location of a company's operating subsidiaries or the parent company's state or country of domicile.

        Key indicators of an engineering and construction company's health or prospects are new orders and order backlogs, which are among the most closely watched data in the industry, and the book-to-bill ratio, which compares the value of a company's new contracts (bookings) to the value of its services provided (billings). Some engineering and construction firms will also disclose on a quarterly or annual basis the volume of bids placed in competition for orders, along with the volume of new orders received. The ratio calculated by dividing new orders received by bids prepared is called the success ratio. This is an interesting figure because it provides insight into the efficiency of a company's order procurement process. A high success rate can indicate a company that doesn't waste corporate resources bidding on contracts that it has a low probability of winning. However, care must be taken in evaluating a bidding success rate; a high rate may indicate a company that prices too aggressively. Therefore, this ratio must be viewed in the context of both its relationship to a company's profitability and the figure's stability over time. A sudden change in the success rate may indicate change in the industry's competitive situation.

        Consolidation remains a long-term trend for companies in many of the capital goods sectors. Even though the largest segments or categories are highly centralized, there remain opportunities for smaller acquisitions that bring product/service line extensions or geographical expansion. Service companies, such as those in engineering and construction, can expand their geographic range or acquire specialty firms that expand their capabilities. Many of the larger participants in the capital goods industries have begun to evaluate their businesses from a perspective of portfolio management. Many consider their various operating subsidiaries to be a business "portfolio". These portfolios are actively managed to optimize the use of the parent company's capital and to provide the most favorable returns to investors. Such companies often make acquisitions to round out product lines or deepen market penetration. Lagging units are restructured or divested if they cannot provide acceptable returns.

        The capital goods industries are highly cyclical businesses. Their fortunes tend to lag the U.S. and global economies because during the early stages of economic expansion, there is normally considerable excess capacity available in the diverse industries that capital goods companies serve. As the economic cycle progresses and the economy expands, capacity utilization rises and industry contemplates the conflicting issues regarding capacity expansion. The conflict arises due to the murkiness of economic projections. If industry chooses to expand capacity to meet bursts of peak near-term demand, will it be saddled with costly excess capacity during a downturn? Ultimately, the decision becomes whether to sacrifice short-term opportunity to ensure long-term survival. Unfortunately for many industries, the choice of sacrificing short-term opportunity isn't an acceptable alternative, because an inability to meet customers' short-term demands often means the permanent loss of customers. Therefore, as certain thresholds of capacity utilization are reached, orders for new equipment, facility modernizations, and plant expansions ensue. On the downside of the economy, as it becomes apparent that hard times are ahead, new orders slow and existing orders are often canceled or deferred.

        Thus, the fortunes of the capital goods industries soar and plummet with the vicissitudes of the economy and the discrete sectors in which they compete. The cyclical nature of business is a characteristic to which capital goods suppliers have become accustomed. The best-managed companies develop the nimbleness to adjust employment levels and overhead costs in line with industry fluctuations. To develop that nimbleness, capital goods companies determine the key indicators that serve as early warning signals about pending shifts in demand. They then watch them closely and act quickly in response to clear signals. The specifics of customer demand, however, vary for different sectors of the capital goods industries.

        A mixed outlook appears for the engineering and construction services industry. This reflects a combination of strong overseas demand, particularly in the world's emerging regions, and a flat-to-lower outlook for North American demand. One of the issues troubling the industry is the growing realization that overseas growth is less profitable than once anticipated. The overseas troubles stem in part from stiff competition from firms in lower labor-cost nations, such as South Korea and India. One of the most promising markets, the People's Republic of China, has made an art out of the bargaining process. By holding out the promise of bountiful contracts, the Chinese government has been able to attract intense competition for contracts, particularly in the power generation and infrastructure projects that are among the most hotly contested opportunities. In the race to gain a foothold in China, firms are often bidding too aggressively and ending up with little margin for error. When projects have gone awry, losses on specific contracts can occur and thinner overall profit margins have resulted for U.S. participants.

        Many firms in the industry also haven't retained a sufficient portion of the savings that they've realized by automating the design process in construction and engineering services. The use of "cost-plus" contracts, in which a firm receives a fixed percentage of profit on top of the costs it incurs to complete the project, has often conveyed virtually all of the savings from the use of computerized design equipment to customers. This has created pressure from engineering firms to shift to fixed-price contracts from cost-plus deals.

        Overall, Standard & Poor's projects revenues to rise by 10% to 15% for the domestic participants in the engineering and construction services industry in 1997. However, a commensurate rise in profits is not expected. In fact, margins are likely to narrow, and aggregate earnings may well turn lower in 1997. However, longer term, the economic cycle is expected to be prolonged, with order backlog stabilizing and then turning up as manufacturers boost capital spending to modernize and upgrade plant capabilities and capacity. The fundamental outlook for the engineering and construction industry is positive. Acquisitions, oil projects worldwide, together with continued strength in demand from the chemical, pulp and paper, and power industries, should boost backlogs and aid future industry sales. Industries are investing to modernize, maintain facilities, and make modest capacity additions. In order to comply with the requirements of the Clean Air Act of 1990, basic industrial companies are making capital expenditures to upgrade waste processing facilities and add pollution control devices.

        Longer term, the reconstruction of Eastern Europe and the former Soviet republics, expansion of process industries in Asia and the Pacific Rim, and worldwide growth in electrical power demand are projected to enhance engineering and construction industry growth. Further enhancing the long-term outlook is the commitment expressed in many of these developing areas to make proper investments in waste management and pollution control facilities so that they avoid the remediation problems that have occurred elsewhere when shortsighted alternatives were selected.

        In a business cycle's early or recovery stage, construction companies can bring the benefits of their operating leverage directly to the bottom line for several reasons. First, raw material costs and other expenses are generally low or at least stable. Second, the rising demand that happens in the early part of a recovery can result in sharply increased volumes and operating rates. Due to this, profits tend to rise dramatically. As the business cycle matures, however, costs for raw materials, financing, and depreciation begin to increase at a faster pace than sales. This results in a squeeze on margins.

        Although the current business cycle appears to be approaching its later stages, it is likely that when the downturn does occur, industry profits will hold up better than they have in the past. This optimism is based on a market perceived as being less erratic and less cyclical than in the past. The previous cycle lasted from 1982 to 1990 and saw total U.S. construction expenditures increase with virtually no interruption. By contrast, the current cycle - which dates from the trough experienced in 1991 - saw construction expenditures plateau in 1994 and remain virtually unchanged in 1995. This slowdown so early in the cycle has moderated the expectations of builders and equipment makers. So far, there have not been any of the imbalances and excesses that characterized the 1980s, and there is none of the excessive optimism and overconfidence that often marks an upturn's final stage. Consequently, production and inventories appear to be about in line with demand, and this should lessen the negative impact on profits when the industry actually declines, as opposed to just slowing down.

        An economic slowdown is not altogether bad for the construction industry anyway. Assuming an economic "soft landing", where the economy would slow enough to ease inflationary pressures, but not enough to cause a full-fledged recession, interest rates would likely fall, making it more attractive for both business and government to undertake various infrastructure projects. Provided that the economy continues to plod along a mildly positive trend line, the stage would be set for a prolonged period of demand.

        Growth prospects for the construction industry for the balance of the 1990s and into the next century vary by market. In the new housing market, the influence of demographic trends may continue to depress residential construction through at least the end of the decade. Even though interest rates in 1993 and 1995 declined to levels not seen since the early 1970s - and far below the sky-high rates of the late 1970s and early 1980s - housing starts for those two years were 1.288 million and 1.351 million, respectively. In contrast, housing starts had reached a peak level of 2.036 million in 1978. Housing starts subsequently declined to 1.807 million units in 1986, despite the fact that interest rates fell below their 1978 levels, signaling the first stages of a secular decline in demand.

        Demographics are the main factor behind the lower level of housing starts. The rate of household formations among baby boomers - the huge demographic group born between 1946 and 1964 - has peaked. As baby boomers age, the rate of household formations will continue to decline, depressing demand for housing for the balance of the 1990s and into the next century. Weakness in housing starts also depresses nonresidential commercial construction spending on such projects as shopping centers and schools.

        Due to severe overbuilding in the 1980s, the outlook for office construction in the near future isn't encouraging. The market has definitely stabilized, but vacancy rates remain high by historical standards. Before the 1980s, a vacancy rate of more than 10% was considered high. The subsequent building boom, however, resulted in rates higher than 20% in the 1980s and early 1990s. According to the real estate brokerage firm Cushman & Wakefield Inc., by year-end 1994 the suburban office vacancy rate was at 17%, declining slightly to 15.2% at year-end 1995. The downtown office vacancy rate declined from 17.2% in 1994 to 16.1% at year-end 1995. A growing economy helped increase absorption of existing space. Combined with a virtual halt in building in 1993 and 1994 - and only a small amount of building in 1995 - the stronger economy helped firm up vacancy rates.

        Although vacancy rates have declined substantially from the skyscraping levels seen in the 1980s and early 1990s, they are still high in view of the secular change in demand for office space. Restructurings, downsizing, and mergers are decreasing the need for both existing and new office space. Also, as communication technology continues to improve, demand for office space will decline. The growing use of computers and advances in data transmission have made it possible for many employees to work outside of traditional business offices. Accordingly, spending for new office space is likely to remain minimal. In 1995, some 8.5 million square feet of office space was completed. In contrast, during the peak years of the 1980s, about 100 million square feet of space was completed each year. And for the balance of the 1990s and early next century, construction of office space isn't expected to come close to levels seen in the 1980s.

        The outlook for mining industry construction is positive. Coal production - which accounts for the bulk of mining industry equipment demand - is forecast to grow both domestically and internationally. According to Financial World, a New York-based investment publication, annual coal demand in east Asia should increase by nearly 150% between 1991 and 2010. Improved living standards and increased worldwide industrialization will boost coal mining. Near term, a pickup in U.S. coal demand could provide a boost to the industry. Coal stockpiles in the United States were 126.8 million tons at the end of 1995, vs.
158.0 million tons at year-end 1991. The decline was mainly due to aggressive inventory management by the electric utility industry and unusually mild weather in the early 1990s. Now electric utilities may need to replenish their inventories, which would stimulate coal production and demand for related construction equipment and services.

        The Intermodal Surface Transportation Efficiency Act of 1991 (ISTEA) has to date had little impact on public construction expenditures, primarily because projects funded by ISTEA typically require years to plan. As a result, actual construction spending for ISTEA-funded projects has only recently begun to pick up. In addition, some financially strapped states have not yet been able to participate in ISTEA, which requires states to match federal funds. ISTEA is expected to have a more significant impact on infrastructure development during the next few years, as projects currently in the planning stages get underway.

        In general, economic growth outside the United States, particularly in Asia, is a promising source of long-term demand. For example, Caterpillar expects its annual sales to China to increase to $500 million by the year 2000, up from the 1993 estimated level of $50 to $100 million. By 2010, Caterpillar expects 75% of its sales to be made outside the United States.

        The earthmoving machinery segment of the construction industry comprises a broad range of equipment, including crawler dozers, loaders, wheel loaders and dozers, scrapers, graders, hydraulic excavators and backhoes, trenchers, pipelayers, and off-highway trucks. Building construction (residential, commercial, manufacturing, and institutional) is by far the leading source of demand for earthmoving equipment. Historically, considerable demand has been generated by road and dambuilding projects. With the interstate highway system virtually completed, the major focus of this market will center on repair and maintenance. Domestic dam building has also slowed, and a number of large projects are nearing completion in foreign countries.

Source:  Standard & Poor's Industry Surveys

The Utah Commercial Construction Industry

        The construction industry has the dubious distinction of being one of the most volatile of industries. This volatility has numerous causes imbedded in the construction process. Some of the most significant are the relationship between interest rates and housing demand, the level of unsold inventory and vacancy rates, and shifts in migration patterns and the formation of new households. These factors, along with others, affect the amplitude of the construction cycle.

        There are two distinguishing characteristics of nonresidential construction cycles in Utah. First, nonresidential construction has been much less volatile than residential construction. Second, the nonresidential construction cycle lags the residential construction cycle by about one year.

        During the past 25 years, the most severe contraction in Utah nonresidential construction activity lasted only three years (from 1986 through 1988), when nonresidential valuation fell by 53%. During the same period, residential construction was suffering through a much deeper and longer contraction, declining 70% over a five year period. The current nonresidential expansion has run for some five years, thus becoming the longest nonresidential expansion since the 1970s. Nonresidential construction in 1997 will be driven primarily by construction activity at the $2.5 billion Micron facility. Although construction valuation at Micron will be less than initially anticipated, it will still amount to over $500 million. To date, in the present construction boom, nonresidential valuation has increased by about 117%, considerably less than the 265% recorded by the residential sector.

        During expansions, nonresidential and residential construction are closely associated. Utah residential construction peaked in 1972, 1977 and 1984, followed by nonresidential construction peaks in 1973, 1979 and 1985. There has typically been a lag of approximately one year between the two types of construction. The current expansion is very typical, with nonresidential construction mirroring residential construction behavior. Both are moving toward new peaks. In fact, it is very likely that residential construction peaked in 1995 and that nonresidential construction peaked in 1996, thus repeating the pattern of the past. It should be noted that nonresidential construction, as measured in constant dollars, has yet to surpass the level of activity in 1979; however, with several large projects currently underway, 1996 activity likely broke the 1979 all-time high of $783.2 million in constant 1992 dollars. Some economists have indicated that 1996 nonresidential construction activity approached $1.3 billion.

        Beyond 1996, nonresidential construction activity in Utah should average between $550 million and $600 million a year, a level slightly higher than that experienced during the 1991-95 period. Several large nonresidential projects are planned in the next few years, including Micron, the Interstate 15 upgrade (an estimated $1.09 billion project), the Kennecott Tailings Expansion ($500 million), the Little America Hotel/Convention Center ($185 million), the Cottonwood Corporate Complex ($150 million), Wetlands Mitigation ($135 million), the Salt Lake County Adult Detention Center ($70 million), Thanksgiving Point ($60 million), the Central Utah Project ($58 million), 5300 Corporate Center ($45 million), Huntsman Cancer Institute ($26 million), West Valley Hockey Arena ($26 million), Provo One Freedom Center ($25 million), Biology Research Building at the University of Utah ($23 million), and the Airport Control Tower ($17.5 million).

        Current market conditions for commercial, retail and industrial space also suggest a strong nonresidential construction market for the next few years. The 6% vacancy rate for office space in Salt Lake County is the lowest in ten years, while the vacancy rate for retail space is even lower, at 5%. Industrial space is also in short supply. In 1995, over 4.7 million square feet of industrial space was absorbed by the Salt Lake County real estate market.

        Finally, heavy construction activity, which is not included in nonresidential construction valuation data, should also have some very good years between 1996 and 2000. Although heavy construction is less labor-intensive than residential or nonresidential construction, the dollars spent are large. Improving the transportation system is one of the highest priorities of Utah state government. Governor Leavitt's Statewide Transportation Improvement Plan (STIP) would require $1.09 billion to be spent over the next five years upgrading Interstate 15 in Salt Lake County. In addition, the current STIP identifies 72 projects, which will cost an estimated $2.5 billion, that should be completed over the next decade to meet Utah's infrastructure needs.

Source:  Utah Economic and Business Review


The Cement and Aggregates Industry

      Cement is used in all types of construction. Approximately 60% of cement shipped in the United States is used in buildings (25% residential, 10% public, 23% commercial, and 2% farm). Public works projects consume an additional 33% of total cement shipments, of which streets and highways make up 21%, water and waste systems 7%, and utilities and other 5%. Non-construction applications account for another 2%, with maintenance and repair work comprising the remaining 7%.

        More than 90% of all cement is portland cement, with masonry, lime and natural cements making up the rest. By far the largest customer for portland cement is the ready-mix concrete industry, which purchases about 73% of total shipments. The concrete product producers (block, pipe, precast, and prestressed) account for 12%, highway contractors 5%, building materials dealers 4%, other contractors 3%, and all others (including government) 3%. Less than 5% of portland cement shipped in the United States is bagged.

        There is no national cement market. Prices vary widely among hundreds of local markets, primarily depending on the distance from the nearest cement mill. Because cement is so heavy, shipping costs are a major factor in determining prices in local markets.

        The cement and aggregates industry should benefit from higher prices and steady volume in 1997. The industry's earnings should benefit from the favorable supply/demand situation in most U.S. regions. Strong demand over the past four years has allowed cement manufacturers to raise their prices. Although demand should remain at relatively high levels, price increases will probably be only modestly higher in 1997. Consequently, earnings growth should slow from the rapid pace of the past several years. Many companies in the industry should generate significant amounts of cash flow in both 1997 and 1998. Most of these funds will likely be used to improve balance sheets or repurchase stock, since most firms do not anticipate adding significant levels of new capacity.

        Demand for cement is higher than the domestic supply. Although the official results have not yet been announced, it is believed that consumption was about 10% to 15% above the domestic capacity level of 85.6 million tons in 1996. This situation should remain intact, as most companies have chosen not to make meaningful additions to their capacity levels. Only one firm, Florida Rock, plans to build a new mid-sized cement manufacturing facility. However, this process is taking longer than originally expected due to the permitting process. Moreover, once construction begins, it will probably take at least two years before the plant is fully operational. This relatively small Florida plant will produce 750,000 tons of cement annually. Several other companies have initiated optimization programs that will add incremental capacity to existing plants. But based on current plans, these additions are unlikely to upset the favorable manufacturing environment.

        In the late 1980s, foreign producers used their excess capacity to dump cement into the U.S. market. This resulted in severe price deterioration and hurt profits of the U.S. manufacturers. In response, the Federal Trade Commission enacted high tariffs that eliminated the pressure these imports placed on the domestic market. The tariffs are set to be reviewed by the Commerce Department during the year 2000. To satisfy customer demand, though, many companies have been forced to import cement from foreign manufacturers. These sales are only minimally profitable due to their high tariffs and transportation costs imposed on the sales. Therefore, if demand for cement fell, this would likely result in a decline in imported cement.

      Public works construction is the largest end user of cement, accounting for over half of the total consumption in 1996. Construction for public works projects, such as highways, bridges, streets, and mass transportation systems, is relatively insulated from swings in interest rates and business cycles. The Federal Transportation legislation passed in 1991 has created a large portion of this demand. The issue of balancing the federal budget may have some impact on future infrastructure spending levels; however, this is not seen to be a serious threat at this point.

        Many of the publicly traded stocks in the industry are selling at attractive multiples, which appears to reflect investor anticipation of a downturn in the business cycle. An increase in interest rates would slow residential building activity. However, this possibility would not have a severe effect on cement demand, as the industry is more dependent on public works construction.

Source:  Value Line Investment Survey

                                FINANCIAL REVIEW

        The financial performance of Geneva Rock Products was generally excellent over the time period examined in this report, comprised of the six years ended December 31, 1991 through 1996. Selected financial ratios for the Company are contained in Exhibit 1; financial statement summaries (including common size and growth trend analyses) are contained in Appendix A.

        As can be seen from Exhibit 1 and Appendix A, Geneva Rock Products' revenues grew rapidly over the 1991-96 period, increasing at a compound annual rate of 15.8% during the period. Revenues grew from $50.7 million in 1991 to $56.5 million (or by 11.6%) in 1992, to $70.6 million (or by 24.9%) in 1993, to
$80.5 million (or by 14.1%) in 1994, to $100.4 million (or by 24.7%) in 1995, and to $105.5 million (or by 5.0%) in 1996.

        One adjustment has been made to the reported net income of Geneva Rock Products in an attempt to more accurately reflect the Company's actual income producing capacity. In 1996, the Company's newly acquired subsidiary, J & J Building Supply, Inc., had a net loss of $363,300. This loss is deemed to be extraordinary and nonrecurring; consequently, it has been eliminated from the reported 1996 net income of the Company in arriving at adjusted net income.

        As was the case with revenues, Geneva Rock Products' adjusted net income grew rapidly over the 1991-96 period, increasing at a compound annual rate of 33.4% during the period. Adjusted net income grew from $2.09 million in 1991 to $3.15 million (or by 51.0%) in 1992, to $6.63 million (or by 110.5%) in 1993, to
$8.81 million (or by 32.8%) in 1994, and to $10.98 million (or by 24.7%) in 1995, but then declined to $8.80 million (or by 19.9%) in 1996. Adjusted net income averaged $6.74 million during the period.

        The Company's adjusted cash flow from operations (or adjusted net income plus non-cash depreciation expense) likewise increased rapidly over the 1991-96 period, growing from $5.58 million in 1991 to $6.44 million (or by 15.5%) in 1992, to $10.61 million (or by 64.7%)
in 1993, to $13.99 million (or by 31.9%) in 1994, and to $17.54 million (or by 25.3%) in 1995, before declining somewhat to $15.41 million (or by 12.1%) in 1996. Adjusted cash flow from operations grew at a compound annual rate of 22.5% over the period, and averaged $11.59 million during the period.

        Geneva Rock Products' gross profit margin improved from 9.6% in 1991 to 11.8% in 1992, 17.6% in 1993, 19.0% in 1994, and 19.5% in 1995, before falling to 15.7% in 1996, similar to the 1991-96 period average figure of 15.5%. The Company's operating expenses as a percent of revenues fell from 3.9% in 1991, 4.0% in 1992, and 4.1% in 1993 to only 3.3% in 1994, 3.1% in 1995, and 3.2% in
1996, with a period average figure of 3.6%. The combination of improving gross margins with declining operating expenses as a percent of sales resulted in the Company's operating margin increasing from 5.7% in 1991 to 7.8% in 1992, 13.5% in 1993, 15.8% in 1994, and 16.4% in 1995, before falling back to 12.5% in 1996, similar to the period average figure of 11.9%. The Company had no interest expense at all during the 1992-96 period; interest expense averaged only 0.1% of revenues during the 1991-96 period. The Company had other income averaging $650,000 (or 0.8% of revenues) during the 1991-96 period, with a similar 1996 figure of $727,000 (0.7% of revenues).

        Geneva Rock Products' total asset turnover ratio, which measures the efficiency with which the assets of the Company are utilized, fell from 2.0 times in each of the years 1991 through 1993 to 1.8 times in 1994 and 1995 and only 1.5 times in 1996. Total asset turnover averaged 1.9 times during the 1991-96 period. The Company's receivables turnover also declined somewhat over the period, from 9.6 times in 1991 and 10.4 times in 1992 to 6.5 times in 1995 and 6.8 times in 1996, with a period average figure of 8.2 times. Inventory turnover remained relatively stable over the period, ranging only between 23.5 times (in 1994) and 32.7 times (in 1995), with the 1996 figure of 28.1 times being virtually identical to the period average figure of 28.8 times. Fixed asset turnover also remained stable during the period, ranging only between 3.8 times (in 1991) and 4.6 times (in
1993), with the 1996 figure of 4.2 times being identical to both the period average figure and the 1994 figure, and virtually identical to the 1995 figure of 4.1 times.

        The Company's adjusted net margin (adjusted net income as a percent of revenues) improved from 4.1% in 1991 to 5.6% in 1992, 9.4% in 1993, and 10.9% in both 1994 and 1995, then fell to 8.3% in 1996, virtually identical to the 1991-96 period average figure of 8.2%. Adjusted return on assets likewise improved from 8.2% in 1991 to 11.1% in 1992, 18.5% in 1993, and 19.4% in both
1994 and 1995, before falling to 12.3% in 1996. Adjusted return on assets averaged 14.8% over the period. Adjusted return on equity likewise improved from 9.5% in 1991 to 12.7% in 1992, 21.5% in 1993, 22.5% in 1994, and 22.2% in 1995,
before falling somewhat to 15.4% in 1996. Adjusted return on equity averaged an excellent 17.3% during the period.

        Geneva Rock Products' financial risk was very low throughout the 1991-96 period. The Company's total debt as a percent of total assets averaged only 14.6% during the period, although it was somewhat higher in 1996, at 20.4%. The Company's shareholders' equity as a percent of total assets was correspondingly very high throughout the period, averaging 85.4%, with a similar 1996 figure of 79.6%. The Company had no long-term debt at all during the 1991-93 period; long-term debt was $751,400 in 1994, $667,300 in 1995, and $6.57 million in
1996. The Company's long-term debt to equity ratio was very low throughout the 1991-96 period, averaging only 2.5%, although it did increase from 0.0% in each of the years 1991 through 1993 to 11.5% in 1996. The Company's liquidity (as measured by the current and quick ratios) was very high during the period, with the current ratio averaging 5.1 times and the quick ratio averaging 4.5 times over the period, although the 1996 figures were somewhat lower, at 4.3 times and
3.8 times, respectively. Finally, the Company had no interest expense to cover during the 1992-96 period; its 1991 interest coverage ratio was 14.0 times.

        As of December 31, 1996 (the date of the most recent balance sheet available), Geneva Rock Products had total assets of $71.8 million, comprised of $27.7 million in current assets (in turn consisting of cash of $7.0 million, accounts receivable of $15.5 million, inventory of $3.2 million, and other current assets of $2.0 million), $25.0 million in depreciated property, plant and equipment, $18.7 million in investments (comprised almost entirely of $18.5 million in investment in its newly acquired subsidiary, J & J Building Supply, Inc.), and $0.4 million in other assets. As of the same date, the Company had current liabilities of $6.4 million, long-term debt of $6.6 million, deferred income taxes of $1.6 million, total liabilities of $14.6 million, shareholders' equity of $57.2 million, and positive working capital of $21.3 million.

        Geneva Rock Products paid dividends to its shareholders in the amounts of $327,000 (or 15.7% of earnings) in 1991, $436,000 (13.9%) in 1992, $479,600
(7.2%) in 1993, $588,700 (6.7%) in 1994, $654,100 (6.0%) in 1995, and $654,100
(7.4%) in 1996. Dividends averaged $523,300 during the 1991-96 period, with an average dividend payout ratio of 9.5% during the period. The majority of the Company's earnings were retained within the Company during the period to finance its rapid growth.

                            CROSS-SECTIONAL ANALYSIS

        To acquire a better impression of Geneva Rock Products' 1996 performance, its record is compared with the average experience of other sand and gravel producers. Financial data on companies in the sand and gravel producing industry is collected by Robert Morris Associates, Philadelphia, Pennsylvania, and published in that company's Annual Statement Studies (see Appendix B). Although the activities of the companies in the group may not be totally consistent with those of Geneva Rock Products, the information is nevertheless considered representative of firms engaged in the same types of activities as the Company. As such, the data provide a reasonable backdrop for a comparative analysis of the Company's performance.

        Exhibit 2 displays selected 1996 statistics for Geneva Rock Products and the average of other sand and gravel producers. Several differences are evident. The Company had a somewhat different asset composition when compared with the industry average, with similar current assets (38.6% vs. 36.9%) but lower fixed assets (34.7% vs. 51.3%) as a percent of total assets. The differential is primarily the result of the Company's investments (primarily its 1996 acquisition of J & J Building Supply, Inc.), which constituted 26.1% of its 1996 assets. The Company had similar cash (9.7% vs. 8.8%), receivables (21.7% vs. 18.5%), and inventory (4.4% vs. 7.6%) as a percent of total assets relative to the industry average.

        The Company had a much less leveraged 1996 capital structure when compared with the industry average. The Company had much lower current liabilities (9.0% vs. 26.9%), long-term debt (9.1% vs. 22.2%), and total debt (20.4% vs. 53.3%) as a percent of total assets. The Company's net worth as a percent of total assets was correspondingly well above the industry average figure (79.6% vs. 46.7%).

        Geneva Rock Products' 1996 gross margin was well below that of the industry average (15.7% vs. 34.5%). This large differential is likely a function of different accounting/cost classifications utilized by the Company relative to the industry, as opposed to any inherent cost structure differences between the Company and the industry group. In any event, this negative gross margin differential was more than offset by the Company's much lower operating expenses as a percent of revenues (3.2% vs. 27.6%), resulting in the Company's operating margin being well above the industry average figure (12.5% vs. 6.9%). This differential was further magnified in the before-tax return on revenue figure by the Company's absence of interest expense, with the Company's pre-tax net margin of 13.2% being well above the industry average figure of 6.4%.

        Geneva Rock Products' 1996 total asset turnover was slightly above that of the industry average (1.5 times vs. 1.3 times). The Company also had higher inventory turnover (28.1 times vs. 13.6 times) and fixed asset turnover (4.2 times vs. 2.6 times), but slightly lower receivables turnover (6.8 times vs. 8.7 times) relative to the industry average.

        The combination of the Company's much higher pre-tax margin with its slightly higher total asset turnover ratio resulted in the Company's 1996 before-tax return on asset ratio being well above that of the industry average (19.3% vs. 5.6%). This differential was reduced somewhat in the before-tax return on equity ratio by the much lower relative level of financial leverage deployed in the Company's capital structure; still, the Company's figure of 24.3% remained well above the industry average figure of 15.3%.

        Finally, Geneva Rock Products' financial risk appears to be well below that of the industry average, as reflected by the Company's much lower 1996 total debt to equity ratio (0.3 times vs. 1.2 times), its much higher liquidity ratios (current ratio of 4.3 times and quick ratio of 3.8 times vs. the industry average figures of 1.6 times and 1.1 times, respectively), and its absence of interest expense (the industry had a 1996 interest coverage ratio of 2.7 times).

     In summary, Geneva Rock Products' 1996 financial performance appeared to be generally superior to that of the average firm in the industry when measured in terms of profitability, financial strength, and asset utilization efficiency.

                               ESTIMATES OF VALUE

        Four widely recognized approaches are utilized to estimate the fair market enterprise value of Geneva Rock Products as of June 30, 1997: book value (including liquidation value), transaction value, market value (derived from market value ratios of similar firms), and income value (based on the present value of future benefits). As previously stated, the uncertainty inherent in the valuation process most likely will cause these differing methods of valuation to produce different estimates of value. Before estimates of value can be made, the nature of the security being valued and the expected income of the subject security must be discussed.

                             Nature of the Security

        The value of a security is influenced by many of its characteristics, including control and marketability.

Control

        The market value of public securities normally reflects the minority interest being traded. The price of a successful tender offer seeking control is usually higher than previous minority trades and reflects the value of the premium for control. The purpose of this report is to estimate the fair market enterprise value of Geneva Rock Products. Therefore, a premium for control is applicable.

Marketability

        The market value and income value methods of valuation are based on comparisons with current values of securities traded on national exchanges. There are, however, certain marketability differences between Geneva Rock Products' securities and publicly traded securities. An owner of publicly traded securities can know at all times the market value of his holding. He can sell that holding on virtually a moment's notice and receive cash net of brokerage fees within three working days.

        Such is not the case with an investment in the common stock of Geneva Rock Products, being a privately held company. There is no ready market for the Company's common stock, and no assurance of finding a buyer at any price. Consequently, liquidating a position in the Company could well be a more costly and time-consuming process than liquidating stock in publicly traded firms. Therefore, a discount relative to the values of publicly traded securities should be applied to the value of Geneva Rock Products' securities to reflect this limited marketability.

                            Normalization of Earnings

        The reported net income of a typical firm is subject to random fluctuations as well as external and internal shocks. Thus, some "normalization" procedure generally must be applied to smooth the data series and reveal the underlying, stabilized trend in net income. Normalization of net income is required to project earnings figures to be used in calculating the income value estimate, as well as in providing a realistic earnings figure to apply the market value approach to.

        Normalization of earnings involves two steps. The first is the elimination of extraordinary items which impact the firm's earnings but which are not expected to repeat or persist. As previously mentioned in the Financial Review section of this report (see page 31), only one adjustment was deemed necessary to the reported net income of Geneva Rock Products during the 1991-96 period, that being elimination of the 1996 net loss incurred by the Company's newly acquired subsidiary, J & J Building Supply, Inc. The second step involves identification of the trend in the normalized earnings to eliminate random fluctuations in any particular year and to project future expected earnings.

        Several procedures are used to normalize and project earnings. These approaches include statistical trend line and logarithmic analysis of past earnings (regression analysis), past net margins applied to statistically derived revenue estimates, and Company projections.

Regression Analysis

        Regression analysis is a statistical method which fixes a trend line to actual data over time. Income estimates can be made by extending the trend line into the future. A trend line correlation coefficient near 1.0 means that there is a close association between the trend line and the actual data and suggests that the data have a high degree of predictability. There are two types of trend lines associated with regression analysis: a linear trend line, which assumes a constant amount increase for each period; and a logarithmic trend line, which assumes a constant percentage increase for each period.

Past Averages

        The second method of normalizing and projecting income is to use past averages, both an historical average growth rate and an average net margin. Essentially, the procedure applies an historical average or expected future net margin to revenue forecasts to derive net income forecasts. The rationale is that revenues tend to be more stable than net income.

Company Projections

        Income statement projections for the five year period 1997-2001 have been prepared based on an analysis of Geneva Rock Products' historical operating results and conversations with Company management. These projections, together with the underlying assumptions made in forming them, are contained in Exhibit 3, with Exhibit 4 showing projected income statement items as a percent of projected revenues and Exhibit 5 reflecting projected income statement item growth rates.

Projected Earnings

        The various approaches described above yield a range of prospective net income figures, which are summarized in Exhibit 6 and graphically depicted in
Exhibit 7. The projections contained in Exhibit 3 are deemed to be the most reliable estimates as to the future operating prospects of Geneva Rock Products, and are therefore utilized for valuation purposes. This approach yields projected earnings estimates for the Company of $9,670,000 for 1997, $10,682,000 for 1998, $11,800,000 for 1999, $13,036,000 for 2000, and $14,401,000 for 2001.
These figures translate into earnings per share estimates of $444.00 for 1997, $490.00 for 1998, $541.00 for 1999, $598.00 for 2000, and $661.00 for 2001,
based on 21,802 shares outstanding.

        A graphical comparison of these projected earnings figures for the 1997-2001 period with the actual adjusted earnings generated by the Company over the 1991-96 period is contained in Exhibit 8.

It should be emphasized that forecasting the future is at best a difficult and tenuous process. There will undoubtedly be disparities between the projected figures and actual results, since events and circumstances frequently do not occur as expected, and those disparities may be material.

                             Book/Liquidation Value

        The book value of a company, that is, the carrying balances of the equity accounts on the company's records, normally bears only a tenuous relationship to the market value of the firm's stock. A useful accounting concept, it has a somewhat limited role in the valuation process. For informational purposes, the book value of Geneva Rock Products as of December 31, 1996, the date of the most recent balance sheet available, was $57,179,000 or $2,623 per share, based on 21,802 shares outstanding.

        A common alternative measure of book value is the liquidation value of the business. A quitting concern concept, it is not entirely applicable to the valuation of a typical going concern. The value of a company is typically not a function of what the assets of the company could be sold for (net of liabilities), but is rather a function of how those assets can be utilized in generating revenue and net income. Furthermore, since the Company has been operating for some 43 years, it appears unlikely that it will be liquidated in the foreseeable future. Company management has indicated that there are no plans to liquidate the Company.

        Nevertheless, liquidation value does serve a useful role as a valuation benchmark. At the very least, it approximates the value of the residual assets distributable to shareholders were the business to be wound up with all obligations discharged.

        Exhibit 9 contains a hypothetical liquidation value schedule for Geneva Rock Products as of December 31, 1996 (the date of the most recent balance sheet available). Liquidation value is defined as the difference between the realizable value of all assets and the realizable value of all liabilities, assuming an orderly liquidation of the Company. In reviewing Exhibit 9, the assumptions that underlie the subjective estimates of the realization rates are critical. Due care has been taken to keep these assumptions as reasonable as possible, but precision is not implied. As can be seen, the liquidation value of Geneva Rock Products as of December 31, 1996 is estimated to be $90,730,000 or $4,162 per share. This figure will be considered in arriving at a final estimate of the fair market enterprise value of the Company as of June 30, 1997.

                                Transaction Value

        Transaction value is the value at which shares of the subject security were sold recently. A recent sale of a security is an indicator of value for both legal and economic purposes. If an examination of all the relevant facts reveals that the transaction took place at arm's length, i.e., that neither buyer nor seller was forced to deal and both had adequate information and that the transaction was for reasonable consideration, the value established in such a transaction would be difficult to contest.

        We are aware of no recent arm's-length transactions involving the common stock of Geneva Rock Products, nor of any acquisition offers for the Company. Consequently, transaction value cannot be considered in arriving at a final estimate of the fair market enterprise value of the Company as of June 30, 1997.

                                  Market Value

        The market value approach attempts to determine the value of Geneva Rock Products as if its shares were traded on an exchange in an active, public market. This is accomplished by determining a comparative price-earnings ratio, which is the ratio of the market price of a share of stock to the earnings per share; a comparative price to cash flow ratio, which is the ratio of the market price of a share of stock to the operating cash flow (net income plus depreciation) per share; a comparative price to revenue ratio, which is the ratio of the market price of a share of stock to the dollar sales per share; and a comparative price to book ratio, which is the ratio of the market price of a share of stock to the book value per share. Appropriate ratios for Geneva Rock Products can be determined by comparing the firm with others in the same industry and, from its relative standing in the industry, inferring market value ratios based on ratios in the industry.

        The price-earnings ratio is an important determinant of value because it reflects the expectations of market participants. Generally speaking, investors are willing to pay a higher price for today's earnings if they expect those earnings to grow in the future. Conversely, they will pay a lower price if they anticipate earnings to decline. Not only is the price-earnings ratio a reading of the market's psychology, but it also represents the consensus of the market place as to the worth of a security. This is significant for three reasons. First, the market is competitive, with participant investors seeking to enhance their wealth. Second, the market is informed, with investors seeking to deepen their understanding of the companies and industries in which they have positions. Finally, the market is rational, since investors act upon the information acquired to further their objectives. All three factors contribute much weight to the resulting valuation in spite of imperfections in the market. Similar arguments can be made for the other market value ratios.

        Ideally, market value ratios for Geneva Rock Products should be inferred from ratios of similar firms whose stocks are traded actively in public markets. Unfortunately, many construction materials and aggregates producers with operations similar to those of Geneva Rock Products are small, closely held businesses for which no market value has been established. Since these companies are not publicly traded, it is impossible to use them as a basis for making inferences regarding the market value of Geneva Rock Products. Therefore, a group of publicly traded construction materials and aggregates producing firms and heavy construction firms is selected as being representative of the industry in which the Company operates.

        Exhibit 10 presents the names and brief descriptions of the sample group of 21 publicly traded companies considered representative of the industry of which Geneva Rock Products is a member. Although these companies obviously differ from Geneva Rock Products, the differences are not of prime significance here, since a direct comparison is not intended but rather a relative comparison that reflects an aggregate appraisal of the industry. To the extent that the firms in the industry sample group and Geneva Rock Products are affected by similar fundamental economic factors, investors' expectations regarding the long-term growth and success of the former are justifiably imputable to the future of the latter.

        In 1996, Geneva Rock Products had somewhat better profitability ratios when compared with the average experience of the sample group of public companies. The Company's net margin of 8.3% was slightly above the sample group average figure of 7.6%, as was its return on assets (12.3% vs. 7.9%) and return on equity (15.4% vs. 13.7%).

        Geneva Rock Products appears to have lower financial risk when compared with the average company in the sample group, although the sample group likewise has low financial risk. The Company had a 1996 long-term debt to equity ratio of only 11.5%, well below the likewise low sample group average figure of 31.6%. Furthermore, the Company's current ratio of 4.3 times was well above the sample group average figure of 2.0 times, suggesting better relative liquidity.

        Geneva Rock Products' revenues increased at a compound annual rate of 15.8% over the 1991-96 period, well above the average compound annual revenue growth rate experienced by the sample group during the period of 8.4%. However, the Company's revenues grew by only 5.0% in 1996; the sample group's average revenue growth rate likewise slowed in 1996, to only 4.1%. The Company's revenues are projected to grow over the 1997-2001 period at a compound annual rate of 10.0%, increasing from the 1996 figure of $105.5 million to a projected level of $169.8 million in 2001. This projected growth rate is well above the average compound annual revenue growth rate forecast for the companies in the sample group by Value Line Investment Survey of 6.0% over the next five years.

      Geneva Rock Products' net income grew at a compound annual rate of 33.4% over the 1991-96 period, but declined by 19.9% in 1996. The sample group likewise had excellent (albeit much lower) average compound annual earnings growth of 13.8% per year over the last five years, and similarly lower average earnings growth of 5.8% in 1996. The Company's earnings are projected to grow at a compound annual rate of 10.4% over the 1997-2001 period, increasing from the 1996 adjusted figure of $8.8 million to a projected level of $14.4 million in 2001. This projected growth rate is similar to the average compound annual earnings growth rate projected by Wall Street analysts over the next five years for the companies in the sample group of 11.7% per year (Source: First Call Earnings Estimates).

        In summary, Geneva Rock Products appears to have roughly similar overall investment quality when compared with the publicly traded firms in the sample group, with its better profitability ratios, lower financial risk, and generally higher historical sales and earnings growth being offset, in our opinion, by its smaller size and its relative absence of geographical diversification. As previously mentioned, the Company's future earnings growth prospects are estimated to be similar to those of the average company in the sample group.

        Exhibit 11 displays the market value ratios of the companies in the publicly traded sample group as of June 30, 1997. To the sample group's mean price-earnings ratio of 13.5, mean price to cash flow ratio of 7.2, mean price to revenue ratio of 95.3%, and mean price to book ratio of 180.3%, a 30% discount is applied to reflect the lack of marketability of the Company's shares, being privately held, relative to the ready marketability of the publicly traded shares of the sample group companies. To the resulting figures is applied a partially offsetting premium of 30% to reflect valuation of the Company on an enterprise value (controlling interest) basis. The result is a net discount of 9% deemed to be applicable to the mean market value ratios of the sample group in valuing Geneva Rock Products on an enterprise value basis.

        Application of the resulting adjusted price-earnings ratio of 12.3 to Geneva Rock Product's 1996 adjusted net income of $8,797,000 (see Appendix A) yields a market value estimate of $108,203,000 or $4,963 per share. Application of the resulting price to cash flow ratio of 6.6 to the Company's 1996 adjusted cash flow from operations (net income plus non-cash depreciation expense) of $15,414,000 yields a market value estimate of $101,732,000 or $4,666 per share. Application of the resulting price to revenue ratio of 86.7% to the Company's 1996 total revenues of $116,338,000 (or the Company's revenues of $105,451,000 plus the 1996 revenues of the Company's newly-acquired subsidiary, J & J Building Supply, Inc., which were not consolidated with the Company's revenues in the Company's 1996 income statement, of $10,887,000) yields a market value estimate of $100,865,000 or $4,626 per share. Finally, application of the resulting price to book ratio of 164.1% to the Company's December 31, 1996 book value of $57,179,000 yields a market value estimate of $93,831,000 or $4,304 per share.

        Each of these market value figures is as of June 30, 1997, and each will be considered in arriving at a final estimate of the fair market enterprise value of Geneva Rock Products as of that date.

                                  Income Value

        The income approach to valuation estimates the worth of a company's stock by determining the present value of the future income stream expected to accrue to the stockholder. This is accomplished by, first, forecasting the firm's future income stream and the disposition of such and, second, discounting it at a rate commensurate with the risk to which it is exposed.

        The present value of future income depends on the amount and timing of that income. Since both the amount and timing are uncertain - income might be less than expected and/or income might materialize later than expected - this uncertainty must be quantified and incorporated into a discount rate. Thus, given the amount and timing of a future income stream, high uncertainty necessitates a high discount rate and results in a relatively low present value, while low uncertainty merits a low discount rate and a relatively high present value.

        The appropriate discount rate, that is, the minimum rate of return required by an investor purchasing the firm's shares, must have as its foundation the yields available on competing financial assets in the public markets. This follows from the observations noted below.

   1. Securities with different risk characteristics provide different rates of return commensurate with those uncertainties. This hierarchy of risk and reward furnishes benchmarks from which a suitable discount rate may be selected for an income stream of known risk properties.

   2. A particular investor, due perhaps to his aversion to risk, may find market returns inadequate at every level of risk. In a competitive market, however, he is a "price taker" and, as such, is limited to either investing at the going rates or not investing at all.

   3. On the other hand, there will always be a buyer and seller willing to deal at the market rates, precisely because the market rates represent the consensus of many investors.

        Thus, it is possible to estimate an "objective" valuation of a security based on a discount rate derived from the market.

        Exhibit 12 presents an historical structure of rates of return observable and available (and, in the long run, "required") on selected classes of securities. As can be seen, the rate of return required on a typical common stock is 9.0% above the prevailing rate of inflation (or 14.0%, assuming a long-term expected inflation rate of 5.0%). An investor would require from his holding of a controlling interest in Geneva Rock Products' securities a return estimated to be 2.0% above the average yield available in the common stock market (or 16.0%). It is reasonable for him to require a premium on the general market because of industry- and Company-specific risk characteristics (e.g., the competitive nature of the markets in which the Company is involved, as well as the cyclical nature of the construction industry, to which the Company sells its construction materials and aggregates products and in which the Company is also directly involved as a construction contractor; the smaller size of the Company; the relative non- marketability of its shares; its relative absence of geographical diversification; and the uncertainty relating to its ability to achieve future projected earnings levels, particularly given the cyclicality inherent in the construction industry and the decline in earnings experienced by the Company in 1996). These risk factors are offset in part by a risk reduction for valuation of the Company on an enterprise value (controlling interest) basis.

        The estimated required rate of return of 16.0% is a function of the returns available on the sample group of publicly traded construction materials and aggregates producers and heavy construction firms referred to in the Market Value section of this report, as quantitatively estimated by the Capital Asset Pricing Model and the Gordon Growth Model, plus an additional risk premium for the Company-specific risk characteristics previously alluded to, less a partially offsetting risk reduction for valuation on a controlling interest basis.

        The income valuation model used is based on the assumption that the firm's earnings are retained in total and dividend payments deferred until a specified year when the firm begins paying all of its earnings as dividends and does so indefinitely into the future. Once these dividend payments begin to occur, the basis for the firm's internally financed growth ceases. In the absence of new external financing, the firm reaches a "steady state" and earnings remain constant indefinitely thereafter, growing only in nominal terms in step with inflation. While it is not necessary that the firm actually so behaves, this is a necessary specification for the valuation formula to be technically correct. Basically, what is being specified is the firm's dividend-paying ability. Only dividends can correctly be used in the income valuation approach for a common stock.

        If it is assumed that all of Geneva Rock Products' future projected net income (see Exhibit 3) will be available to be paid out as dividends from the valuation date forward, and if it is further assumed that post-2001 net income will remain constant in real terms, or will grow in nominal terms at an expected long-term rate of inflation of 5.0% from the 2001 projected figure of $14,401,000, an income value estimate of $103,339,000 or $4,740 per share is derived. This figure will be considered in arriving at a final estimate of the fair market enterprise value of the Company as of June 30, 1997.

                             SUMMARY AND CONCLUSION

        Four approaches have been utilized to estimate the fair market enterprise value of Geneva Rock Products as of June 30, 1997: book/liquidation value, transaction value, market value, and income value. The outcomes are summarized below:

Valuation Method                  Value Estimate         Per Share       Weight          Contribution
----------------             ------------------------    ---------       ------          ------------
Book Value                         $ 57,179,000           $2,623            0%           $          0

Liquidation Value                  $ 90,730,000           $4,162           10%           $  9,073,000

Market Value:
  Price-Earnings                   $108,203,000           $4,963           10%           $ 10,820,000
  Price to Cash Flow               $101,732,000           $4,666           10%           $ 10,173,000
  Price to Revenue                 $100,865,000           $4,626           10%           $ 10,087,000
  Price to Book                    $ 93,831,000           $4,304           10%           $  9,383,000

Income Value                       $103,339,000           $4,740           50%           $ 51,670,000
                                                                          ---            ------------
                                                                          100%
                                                                          ===
Final Total Value Estimate                                                               $101,206,000
                                                                                         ============
Rounded to:                                                                              $101,000,000
                                                                                         ============
Per Share (21,802 shares outstanding):                                                   $      4,633
                                                                                         ============


        Considering the assumptions of each method and weighing the relative justifications of each, it is our opinion that a reasonable estimate of the fair market enterprise value of Geneva Rock Products as of June 30, 1997 is $101,000,000 or $4,633 per share, based on 21,802 shares outstanding.

                                    EXHIBITS

                                    EXHIBIT 1

                              GENEVA ROCK PRODUCTS
                            SELECTED FINANCIAL RATIOS


                                                                                                           1991-96
                                                1991      1992       1993      1994      1995      1996     Average
                                                ----      ----       ----      ----      ----      ----       ----
GROWTH
Contract Income Growth (%)                       -        11.6       24.9      14.1      24.7       5.0       15.8
Net Income Growth (%)                            -        51.0      110.5      32.8      24.7     (19.9)      33.4
Operating Cash Flow Growth (%)                   -        15.5       64.7      31.9      25.3     (12.1)      22.5

COST CONTROL
Cost of Contracts/Contract Income (%)           90.4      88.2       82.4      81.0      80.5      84.3       84.5
Gross Margin (%)                                 9.6      11.8       17.6      19.0      19.5      15.7       15.5
Operating Expenses/Contract Income (%)           3.9       4.0        4.1       3.3       3.1       3.2        3.6
Operating Margin (%)                             5.7       7.8       13.5      15.8      16.4      12.5       11.9
Interest Expense/Contract Income (%)             0.5       0.0        0.0       0.0       0.0       0.0        0.1

TURNOVER
Contract Income/Receivables (x)                  9.6      10.4        8.0       7.7       6.5       6.8        8.2
Cost of Contracts/Inventory (x)                 28.5      27.6       32.7      23.5      32.2      28.1       28.8
Contract Income/Fixed Assets (x)                 3.8       4.1        4.6       4.2       4.1       4.2        4.2
Contract Income/Total Assets (x)                 2.0       2.0        2.0       1.8       1.8       1.5        1.9

PROFITABILITY
Net Margin (%)                                   4.1       5.6        9.4      10.9      10.9       8.3        8.2
Return on Assets (%)                             8.2      11.1       18.5      19.4      19.4      12.3       14.8
Return on Equity (%)                             9.5      12.7       21.5      22.5      22.2      15.4       17.3
Dividend Payout (%)                             15.7      13.9        7.2       6.7       6.0       7.4        9.5

RISK
Total Debt/Total Assets (%)                     13.9      12.7       14.1      13.7      12.9      20.4       14.6
Shareholders' Equity/Total Assets (%)           86.1      87.3       85.9      86.3      87.1      79.6       85.4
Long-Term Debt/Equity (%)                        0.0       0.0        0.0       1.9       1.4      11.5        2.5
Current Ratio (x)                                4.3       5.3        4.9       5.9       5.9       4.3        5.1
Quick Ratio (x)                                  3.6       4.6        4.4       5.2       5.4       3.8        4.5
Interest Coverage (x)                           14.0        NI         NI        NI        NI        NI         NM
Contract Income Correlation                                                                                  0.989
Net Income Correlation                                                                                       0.906
Operating Cash Flow Correlation                                                                              0.939



NM = not meaningful
NI = no interest expense

                                    EXHIBIT 2

                  SELECTED STATISTICS FOR GENEVA ROCK PRODUCTS
                        AND OTHER SAND & GRAVEL PRODUCERS


                                                          Median
                                          Geneva Rock    of Other
                                          Products(a)   Companies(b)
                                            -------        -----
Number of Companies                               1           88
Total Assets ($000's)                        71,794        6,966

BALANCE SHEET ITEMS
Current Assets as a % of Assets                38.6         36.9
Cash as a % of Assets                           9.7          8.8
Accounts Receivable as a % of Assets           21.7         18.5
Inventory as a % of Assets                      4.4          7.6
Net Fixed Assets as a % of Assets              34.7         51.3

Current Liabilities as a % of Assets            9.0         26.9
Long-Term Debt as a % of Assets                 9.1         22.2
Total Debt as a % of Assets                    20.4         53.3
Net Worth as a % of Assets                     79.6         46.7

INCOME STATEMENT ITEMS
Annual Sales ($000's)                       105,451        8,366

Gross Profit as a % of Sales                   15.7         34.5
Operating Expenses as a % of Sales              3.2         27.6
Operating Income as a % of Sales               12.5          6.9
Income Before Tax as a % of Sales              13.2          6.4

TURNOVER RATIOS
Accounts Receivable Turnover (x)                6.8          8.7
Inventory Turnover (x)                         28.1         13.6
Fixed Asset Turnover (x)                        4.2          2.6
Total Asset Turnover (x)                        1.5          1.3

PROFITABILITY
Before-Tax Return on Assets (%)                19.3          5.6
Before-Tax Return on Equity (%)                24.3         15.3

RISK
Current Ratio (x)                               4.3          1.6
Quick Ratio (x)                                 3.8          1.1
Interest Coverage Ratio (x)                      NI          2.7
Total Debt/Equity (x)                           0.3          1.2



Notes:  (a) Year ended December 31, 1996
        (b) Fiscal years ended April 1, 1995 through March 31, 1996



Source: Annual Statement Studies, 1996 edition, Robert Morris Associates, Philadelphia, PA

                                    EXHIBIT 3

                              GENEVA ROCK PRODUCTS
                           PROJECTED INCOME STATEMENTS
                                   (in $000's)


For Year Ending December 31:


                                 1997         1998         1999         2000         2001
                               -------      -------      -------      -------      -------
SALES & CONTRACT INCOME        115,996      127,596      140,355      154,391      169,830

COST OF SALES & CONTRACTS       97,785      107,563      118,320      130,151      143,167
                               -------      -------      -------      -------      -------

GROSS PROFIT                    18,211       20,033       22,036       24,239       26,663

OPERATING EXPENSES               3,589        3,805        4,033        4,275        4,531
                               -------      -------      -------      -------      -------

INCOME FROM OPERATIONS          14,622       16,228       18,003       19,965       22,132

INTEREST EXPENSE                     0            0            0            0            0

OTHER INCOME                       727          727          727          727          727
                               -------      -------      -------      -------      -------

EARNINGS BEFORE TAX             15,349       16,955       18,730       20,692       22,859

INCOME TAX                       5,679        6,273        6,930        7,656        8,458
                               -------      -------      -------      -------      -------

NET INCOME                       9,670       10,682       11,800       13,036       14,401
                               =======      =======      =======      =======      =======

                                    EXHIBIT 3
                                   (continued)

                              GENEVA ROCK PRODUCTS
                   ASSUMPTIONS TO PROJECTED INCOME STATEMENTS


1. Sales and contract income are assumed to grow at a compound annual rate of 10.0% from the 1996 figure of $105,451,000 throughout the forecast period. This projected growth rate is below the compound annual sales growth rate experienced by the Company over the 1991-96 period of 15.8%, but is above the 1996 sales increase of 5.0%.

2. Cost of sales and contracts is assumed to remain constant at the 1996 figure of 84.3% of sales and contract income throughout the forecast period. This figure is similar to the 1991-96 average cost of sales figure of 84.5%.

3. Operating expenses are assumed to grow at a compound annual rate of 6.0% from the 1996 figure of $3,386,000 throughout the forecast period. This differential between projected sales growth and projected operating expense growth of 4.0% (or 10.0% vs. 6.0%) is roughly consistent with the differential experienced over the 1991-96 period of 4.6% (or 15.8% compound annual sales growth vs. 11.2% compound annual operating expense growth), and reflects the presence of operating leverage (or fixed costs) in an environment of increasing sales.

4. Interest expense is assumed to be negligible throughout the forecast period, consistent with the absence of interest expense throughout the 1992-96 period and the Company's virtual absence of long-term debt.

5. Other income (comprised primarily of miscellaneous income and net income from investments less bad debt expense) is assumed to remain constant at the 1996 figure of $727,000 throughout the forecast period. This figure is also similar to the 1991-96 average figure of $650,000.

6. Income tax is assumed to remain constant at a combined federal and state corporate income tax rate of 37% of projected pre-tax earnings throughout the forecast period.

7. Free cash flow is defined as net income plus non-cash depreciation expense less capital expenditures. Depreciation expense and capital expenditures are assumed to offset each other throughout the forecast period, consistent with the experience of the Company in 1996, during which depreciation expense and capital expenditures were virtually identical (at $6.62 million and $6.71 million, respectively). In other words, non-cash depreciation expense is assumed to be sufficient in the future to fund required levels of capital expenditures. Consequently, free cash flow is projected to be identical to net income throughout the forecast period.

                                    EXHIBIT 4

                              GENEVA ROCK PRODUCTS
  PROJECTED INCOME STATEMENT ITEMS AS A % OF PROJECTED SALES & CONTRACT INCOME


For Year Ending December 31:


                                                                                      1997-2001
                                  1997       1998       1999       2000       2001     Average
                                 -----      -----      -----      -----      -----      -----
SALES & CONTRACT INCOME          100.0      100.0      100.0      100.0      100.0      100.0

COST OF SALES & CONTRACTS         84.3       84.3       84.3       84.3       84.3       84.3
                                 -----      -----      -----      -----      -----      -----

GROSS PROFIT                      15.7       15.7       15.7       15.7       15.7       15.7

OPERATING EXPENSES                 3.1        3.0        2.9        2.8        2.7        2.9
                                 -----      -----      -----      -----      -----      -----

INCOME FROM OPERATIONS            12.6       12.7       12.8       12.9       13.0       12.8

INTEREST EXPENSE                   0.0        0.0        0.0        0.0        0.0        0.0

OTHER INCOME                       0.6        0.6        0.5        0.5        0.4        0.5
                                 -----      -----      -----      -----      -----      -----

EARNINGS BEFORE TAX               13.2       13.3       13.3       13.4       13.5       13.3

INCOME TAX                         4.9        4.9        4.9        5.0        5.0        4.9
                                 -----      -----      -----      -----      -----      -----

NET INCOME                         8.3        8.4        8.4        8.4        8.5        8.4
                                 =====      =====      =====      =====      =====      =====

                                    EXHIBIT 5

                              GENEVA ROCK PRODUCTS
                PROJECTED INCOME STATEMENT ITEM GROWTH RATES (%)


                                                                                1996-2001
For Year Ending December 31:                                                     Compound
                                                                                  Annual
                                 1997      1998      1999      2000      2001     Growth
                                 ----      ----      ----      ----      ----      ----
SALES & CONTRACT INCOME          10.0      10.0      10.0      10.0      10.0      10.0

COST OF SALES & CONTRACTS        10.0      10.0      10.0      10.0      10.0      10.0
                                 ----      ----      ----      ----      ----      ----

GROSS PROFIT                     10.0      10.0      10.0      10.0      10.0      10.0

OPERATING EXPENSES                6.0       6.0       6.0       6.0       6.0       6.0
                                 ----      ----      ----      ----      ----      ----

INCOME FROM OPERATIONS           11.1      11.0      10.9      10.9      10.9      10.9

INTEREST EXPENSE                  0.0       0.0       0.0       0.0       0.0       0.0

OTHER INCOME                      0.0       0.0       0.0       0.0       0.0       0.0
                                 ----      ----      ----      ----      ----      ----

EARNINGS BEFORE TAX              10.5      10.5      10.5      10.5      10.5      10.5

INCOME TAX                       11.5      10.5      10.5      10.5      10.5      10.7
                                 ----      ----      ----      ----      ----      ----

NET INCOME                        9.9      10.5      10.5      10.5      10.5      10.4
                                 ====      ====      ====      ====      ====      ====

                                    EXHIBIT 6

                              GENEVA ROCK PRODUCTS
                       NORMALIZED AND PROJECTED NET INCOME


                                              - - - - - Net Income - - - -
                                                      (in $millions)                         Implicit
                                                                                             Compound
                                                                                              Annual
Method                                1997        1998        1999        2000        2001    Growth*
                                     -----       -----       -----       -----       -----     ----
Regression Analysis:

  net income trend line              10.97       11.84       12.71       13.58       14.44     10.4%
  net income log trend line          11.32       12.60       14.02       15.61       17.37     14.6%

Past Averages:

  1991-96 average net
  margin of 8.2% applied
  to projected revenues               9.51       10.46       11.51       12.66       13.93      9.6%

Company Projections                   9.67       10.68       11.80       13.04       14.40     10.4%

Final Projected Net Income            9.67       10.68       11.80       13.04       14.40     10.4%

Per Share ($0.00)                      444         490         541         598         661     10.4%


*  from 1996 adjusted net income figure of $8,797,000

                                   EXHIBIT 7

                              GENEVA ROCK PRODUCTS

                          Income Projection Estimates

                               [Projection Chart]

                                   EXHIBIT 8

                              GENEVA ROCK PRODUCTS

                      Historical and Projected Net Income

                              [Projection Chart]

                                    EXHIBIT 9

                              GENEVA ROCK PRODUCTS
                     HYPOTHETICAL LIQUIDATION VALUE SCHEDULE
                             AS OF DECEMBER 31, 1996
                                   (in $000's)


                                                 Book        Liquidation
ASSETS                                          Value           Value
                                             ----------       ---------
CASH (1)                                        6,959.4         6,959.4

ACCOUNTS RECEIVABLE (2)                        15,550.8        15,550.8

INVENTORIES (3)                                 3,165.8         3,165.8

GROSS PROPERTY, PLANT & EQUIPMENT (4)          55,030.9        66,375.4

LESS: ACCUMULATED DEPRECIATION (4)            (30,093.9)            0.0
                                              ----------       ---------

NET PROPERTY, PLANT & EQUIPMENT (4)            24,937.0        66,375.4

INVESTMENTS (5)                                18,737.4        21,016.7

OTHER ASSETS (6)                                2,443.6         2,290.4
                                             ----------       ---------

TOTAL ASSETS                                   71,794.0
                                             ==========


TOTAL ESTIMATED REALIZABLE
VALUE OF ASSETS                                               115,358.5
                                                              =========



LIABILITIES AND EQUITY

CURRENT LIABILITIES (7)                         6,459.5         6,459.5

LONG-TERM DEBT (8)                              6,566.5         6,566.5

OPERATING LEASES (9)                                0.0        10,014.2

DEFERRED TAX LIABILITY (10)                     1,589.2         1,589.2

STOCKHOLDERS' EQUITY                           57,178.8             0.0
                                             ----------       ---------

TOTAL LIABILITIES &
STOCKHOLDERS' EQUITY                           71,794.0
                                             ==========


TOTAL ESTIMATED REALIZABLE
VALUE OF LIABILITIES                                           24,629.4
                                                              =========



ESTIMATED LIQUIDATION VALUE (rounded)                         $90,730.0
                                                              ---------


PER SHARE (21,802 shares outstanding)                         $   4,162
                                                              =========


Notes: See following page

                                    EXHIBIT 9
                                   (continued)

                   NOTES TO HYPOTHETICAL LIQUIDATION SCHEDULE


        (1)     Cash is assumed realizable at book carrying value of $6,959,400.

        (2) Accounts receivable are assumed realizable at book carrying value of $15,550,800, which is net of allowance for doubtful accounts of $100,000.

        (3) Inventories are assumed realizable at book carrying value of $3,165,800, per conversations with Company management. Inventories are comprised of sand and gravel having a book carrying value of $1,462,400, cement and additives ($982,300), truck repair and maintenance items ($708,400), and office supplies ($12,700).

        (4) Property, plant and equipment consists of land, buildings, transportation equipment, machinery and equipment, batch plants, office equipment, and wells. Company management has done a detailed analysis which estimates the total realizable value of property, plant and equipment to be $66,375,400 (or $30,807,100 for property and plants, $20,420,000 for transportation equipment, $14,998,300 for machinery and equipment, and $150,000 for office furniture and equipment).

        (5) Investments consist primarily of the Company's investment in its wholly-owned subsidiary, J & J Building Supply, Inc. Because of the relatively recent date of this acquisition (June 28, 1996), this subsidiary is assumed to have realizable value equal to the Company's investment in it of $18,466,700. Other investments include an investment in Mt. Jordan (estimated by Company management to have a value of $1,500,000), water shares and air credits (valued by Company management at $1,000,000), and a country club membership (valued by Company management at $50,000). Total realizable value of investments, then, is estimated to be $21,016,700.

        (6) Other assets consist of federal income taxes receivable in the amount of $1,830,800, prepaid expenses in the amount of $211,100, miscellaneous assets in the amount of $248,500, and a noncompete agreement (net of accumulated amortization) in the amount of $153,200. These assets are assumed realizable at book carrying values, with the exception of the noncompete agreement, which, being an intangible asset, is assumed to have no realizable value upon liquidation.

        (7) Current liabilities consist of accounts payable in the amount of $3,456,500, accrued liabilities in the amount of $1,392,100, current portion of notes payable in the amount of $969,200, and current portion of deferred tax liability in the amount of $641,700. Current liabilities are assumed payable in full at book carrying values aggregating $6,459,500.

                                    EXHIBIT 9
                                   (continued)

                   NOTES TO HYPOTHETICAL LIQUIDATION SCHEDULE

        (8) Long-term debt consists of notes payable (primarily for debt assumed in the purchase of the Company's wholly-owned subsidiary, J & J Building Supply, Inc.) in the amount of $6,398,200 and long-term pension payable in the amount of $168,300. Long-term debt is assumed payable in full at book carrying values aggregating $6,566,500.

        (9) The Company has noncancelable operating lease commitments on trucks and other equipment totaling $5,570,700. In addition, the Company's wholly-owned subsidiary, J & J Building Supply, Inc., has noncancelable operating lease commitments on real property, machinery and equipment, and trucks and vehicles totaling $4,443,500. These lease commitments, being operating leases, are not recorded as liabilities on the Company's balance sheet, but still reflect economic liabilities, since they are noncancelable. Consequently, they are assumed payable in full at the above figures aggregating $10,014,200.

        (10) Deferred tax liability is assumed payable in full upon liquidation of the Company at book carrying value of $1,589,200.

                                   EXHIBIT 10

                              GENEVA ROCK PRODUCTS
                              INDUSTRY SAMPLE GROUP


AMERON INTERNATIONAL supplies products and services used in the construction of pipeline facilities for various utilities. The company manufactures concrete cylinder pipe, prestressed concrete cylinder pipe, steel pipe and reinforced concrete pipe for water transmission, storm and industrial waste water and sewage collection. The company also supplies ready-mix concrete, concrete pipe, sand and aggregates, and box culverts to the construction industry, and manufactures steel and concrete poles for highway, street and outdoor lighting and for traffic signals.

ATKINSON (GUY F.) COMPANY provides a full range of construction, engineering, and related services to clients in industry, power generation, commercial building and government. The company provides construction and related engineering services to heavy civil (projects such as dams, hydroelectric developments, bridges, locks, tunnels, highways, and other large infrastructure-related projects), industrial, commercial, energy, natural resources, utility and government clients worldwide.

CALMAT CO. produces hot-mix asphalt, ready-mixed concrete, aggregates, and other construction materials in southern, central, and northern California, Arizona, and New Mexico. The company's concrete and aggregates division mines aggregates from 1.9 billion tons of reserves, which it processes at 30 plants. The company also operates 28 ready-mix concrete plants and 375 mixer trucks. The company's asphalt division operates 36 plants that manufacture hot-mix asphalt, in part from aggregates and oil that have been salvaged from roads and other surfaces. The company's primary customers are contractors who use its products to build homes, commercial buildings, roads, and transit systems.

CENTEX CONSTRUCTION PRODUCTS is a producer of a variety of basic construction products used in residential, industrial, commercial, and infrastructure applications. The company produces and sells cement, aggregates, ready-mix concrete, and gypsum wallboard. The company operates four quarrying and manufacturing facilities and a network of 12 terminals for the production and distribution of portland and masonry cement, primarily in Texas, northern Illinois, the Rocky Mountains, Nevada, and northern California. The company's four cement plants, which all use dry process technology, have a combined clinker capacity of 3.3 million short tons. The company extracts and produces aggregates from its deposits near Sacramento, California and Austin, Texas.

CONTINENTAL MATERIALS produces and sells limestone, sand, gravel, and other aggregate materials, as well as ready-mix concrete, primarily in Colorado. The company also manufactures heating and cooling equipment.

                                   EXHIBIT 10
                                   (continued)

                              GENEVA ROCK PRODUCTS
                              INDUSTRY SAMPLE GROUP


DEVCON INTERNATIONAL produces and distributes ready-mix concrete, crushed stone, concrete block and asphalt, and distributes bulk and bagged cement in the eastern Caribbean. The company also conducts earthmoving, excavating and filling operations, and builds golf courses, roads and utility infrastructures in Florida and the Caribbean. The company has quarries, rock crushing plants, concrete batch plants, asphalt plants, and concrete block plants located throughout the Caribbean.

FLORIDA ROCK INDUSTRIES manufactures ready-mix concrete, concrete block, and other concrete products and construction materials, and produces construction aggregates, including sand, gravel, and crushed stone. The company operates six limestone and four granite quarries in Florida and Georgia, with reserves of 266 million tons, as well as sand and base rock plants. Principal markets for the company's products are in Florida, Georgia, Virginia, and Maryland. The company's concrete blocks are used in building construction. It also makes prestressed concrete products used in highway construction. The company has 80 plants producing ready-mix concrete, 30 other processing plants, and 850 delivery trucks.

GIANT CEMENT manufactures a complete line of portland and masonry cement used in residential, commercial, and infrastructure construction applications. The company's manufacturing facilities have an aggregate rated annual clinker capacity of approximately 1.4 million tons. The company owns and operates two limestone quarries and manufacturing facilities through its Giant Cement and Keystone Cement subsidiaries. The company serves the south-Atlantic and mid-Atlantic regions of the United States.

GRANITE CONSTRUCTION is one of the largest heavy construction contractors in the U.S. The company is also a large producer of sand, gravel, asphalt, and other construction materials. The company focuses primarily on the West and Southwest, and serves both public and private sector clients. Within the public sector, the company concentrates on infrastructure projects, including the construction of roads, highways, bridges, dams, tunnels, canals, mass transit facilities, and airports, and provides related services, such as demolition, excavation, paving, and tunneling. Within the private sector, the company performs site preparation services for buildings, plants, subdivisions, and other facilities.

GREEN (A.P.) INDUSTRIES mines and processes limestone for various industrial applications, including steel and aluminum production, pulp and paper processing, soil stabilization for road construction, and water and wastewater treatment. The company is also a leader in the manufacturing of refractories. The company operates 22 plants in the United States, Canada, the United Kingdom, and Mexico.

                                   EXHIBIT 10
                                   (continued)

                              GENEVA ROCK PRODUCTS
                              INDUSTRY SAMPLE GROUP


LAFARGE CORP. produces cement, ready-mixed concrete, precast and prestressed concrete components, asphalt, and aggregates. The company has an annual clinker capacity of 11.6 million tons. The company's operations consist of approximately 400 locations, including ready-mixed concrete plants, crushed stone and gravel sites, concrete product plants, and asphalt plants. Approximately 69% of the company's plants are located in Canada.

LONE STAR INDUSTRIES is a producer of cement, construction aggregates (sand, gravel, and crushed stone), and ready-mixed concrete. The company's cement operations consist of five cement plants in the Midwestern and Southwestern regions of the U.S. The company's aggregates operations serve the construction market in the New York metropolitan area, the East Coast and Gulf Coast regions of the U.S., the Caribbean, Nova Scotia, and the Prince Edward Island area of Canada. The company's ready-mixed concrete business operates in Illinois and Tennessee. The company's customer base primarily consists of ready-mixed concrete producers, prestressed concrete producers, and highway construction firms. Production levels are estimated at 4 million tons of cement and 9 million tons of construction aggregates.

MARTIN MARIETTA MATERIALS produces construction aggregate products used for the construction industry, including highways, infrastructure, commercial, and residential. The company's aggregates business is concentrated principally in the Southeast and the Midwest, where granite, sandstone and limestone aggregate products are produced and processed at approximately 211 quarries.

MEDUSA CORP. produces cement, aggregates, and industrial limestone products, sold primarily in the eastern United States to 1,350 customers through 21 distribution terminals. The company's four cement plants are located in Michigan, Georgia, Pennsylvania, and Alabama. Annual rated cement capacity of the company's plants is 3.7 million tons. The company also has a subsidiary (James H. Drew Corp.) which provides construction services for highway safety.

MONROC, INC. produces ready-mixed concrete, prestressed and precast concrete building components, sand and gravel products, and related accessories. The company, headquartered in Salt Lake City, owns 18 plants in Utah, Idaho, and Wyoming. Its products are sold throughout the western United States to customers in the construction industry. The company primarily sells its products to contractors, mostly pursuant to bid proposals. The company derives about 66% of its sales from ready-mix concrete, 25% from precast and prestressed concrete, and 9% from sand and gravel aggregates.

                                   EXHIBIT 10
                                   (continued)

                              GENEVA ROCK PRODUCTS
                              INDUSTRY SAMPLE GROUP


MORRISON KNUDSEN (formed from the acquisition of Morrison Knudsen Corp. by Washington Construction Group) is a construction company with operations in infrastructure, contract mining, environmental remediation, and commercial construction, serving government and private customers in the United States. When providing construction services, the company enters into three basic types of contracts: fixed-price or lump-sum contracts providing for a single price for the total amount of work to be performed and unit-price contracts providing for a fixed price for each unit of work performed; and cost-type contracts providing for reimbursement of costs plus a fee. In June 1997, the company received two contracts totaling $77 million to perform highway expansion projects from the California Department of Transportation.

PUERTO RICAN CEMENT is the largest producer of ready-mixed concrete in Puerto Rico. Its cement operations produce portland grey cement, which is used primarily in the construction of buildings and highways, and hydrated lime, mainly for use in connection with chemical water purification. The company's cement is sold to customers in Puerto Rico and the Caribbean.

SOUTHDOWN, INC. is the third largest cement producer in the United States. The company has cement plants in California, Florida, Kentucky, Ohio, Tennessee, Texas, Colorado, and Pennsylvania, and ready-mixed concrete and aggregates operations in Florida and California. The company's annual rated cement capacity is 6.5 million tons, with 1996 shipments of 6.3 million tons. The company operates eight quarries and manufacturing facilities in eight states and a distribution network of 19 terminals.

STV GROUP provides engineering, consulting, design and construction services on various projects for the U.S. federal government, state and local governments, foreign governments, and private industry. The company's services include civil, highway, bridge, airport, architectural, defense systems, industrial process, and transportation engineering and construction. Approximately 50% of the company's revenues are derived from state and local government contracts, 29% from private contracts, and 19% from U.S. government contracts.

TEXAS INDUSTRIES produces cement/concrete and steel products for the construction and manufacturing industries. The company's annual rated cement capacity is 2.2 million tons. The company operates about 50 cement and concrete production plants in Louisiana and Texas that supply materials such as aggregates, cement, gravel, ready-mix concrete, and sand to the construction industry in Colorado, Louisiana, New Mexico, Oklahoma, and Texas.

                                   EXHIBIT 10
                                   (continued)

                              GENEVA ROCK PRODUCTS
                              INDUSTRY SAMPLE GROUP


VULCAN MATERIALS is the nation's leading commercial producer of crushed stone. The company produces aggregates at 121 limestone and granite quarries and 13 sand and gravel quarries in 13 states throughout the central and southeastern regions and in Mexico. These materials are used to make construction aggregates, ready-mix concrete, and asphalt paving materials.



Sources:  Standard & Poor's Stock Reports

            Value Line Investment Survey
                Morningstar Equities

                                   EXHIBIT 11

                              GENEVA ROCK PRODUCTS
                             MARKET VALUE RATIOS FOR
                            THE INDUSTRY SAMPLE GROUP
                               AS OF JUNE 30, 1997


                                         Price-      Price to      Price to    Price to
                                        Earnings     Cash Flow     Revenue       Book
                                         Ratio         Ratio        Ratio        Ratio
Company                                   (x)           (x)          (%)          (%)
                                          ----          ---          ----        -----
Ameron INternational                      12.4          6.5          42.4        143.1
Atkinson (Guy F.) Company                 15.8          7.2          12.8         71.1
Calmat Co.                                15.6          7.2         113.3        149.8
Centex Construction Products              10.6          8.0         185.0        190.2
Continental Materials                      8.5          4.5          25.5         83.5
Devcon International                      NE            5.2          30.3         34.0
Florida Rock Industries                   13.0          6.3          86.4        152.1
Giant Cement                              12.0          7.5         159.6        235.5
Granite Construction                      13.3          5.5          39.0        154.0
Green (A.P.) Industries                   13.8          5.2          32.1         70.1
Lafarge Corp.                             12.1          7.5         116.0        176.4
Lone Star Industries                      10.8          7.1         132.9        189.2
Martin Marietta Materials                 18.2         10.5         203.8        312.8
Medusa Corp.                              11.9          9.5         198.8        432.1
Monroc, Inc.                              21.1         10.0          59.9        243.4
Morrison Knudsen                          NM           NM            74.3        229.4
Puerto Rican Cement                       12.0          6.9         119.4        120.8
Southdown, Inc.                           12.7          6.9         129.1        226.6
STV Group                                 19.4          8.1          15.1        130.5
Texas Industries                           8.3          4.8          59.2        132.7
Vulcan Materials                          14.5          9.0         166.7        309.0
                                          ----          ---          ----        -----
Mean                                      13.5          7.2          95.3        180.3


NE = negative earnings
NM = not meaningful

Sources:  Standard & Poor's Stock Reports
          Value Line Investment Survey
          Morningstar Equities
          Barron's

                                   EXHIBIT 12

                             HISTORICAL STRUCTURE OF
                         YIELDS OBSERVABLE AND AVAILABLE
                             ON SELECTED SECURITIES


                                  Historical
                                  Return (1)                                      Differential
                                  ----------                                      ------------
Inflation                           3.2%
                                                   Real Interest                       0.6%
U.S. Treasury Bills                 3.8%
                                                   Maturity Premium                    1.7%
Long-Term Government Bonds          5.5%
                                                   Default Premium                     0.5%
Long-Term Corporate Bonds           6.0%
                                                   Ownership Premium                   6.5%
Common Stocks                      12.5%

        Total Differential                                                             9.3%
                                                                                       ===


(1)  Arithmetic Mean


Note: Differential represents difference between historical returns (e.g., real interest = return on treasury bills less inflation)


Source: Ibbotson Associates, 1996 Stocks, Bonds, Bills and Inflation Yearbook

                                   APPENDIX A


                              GENEVA ROCK PRODUCTS


                           FINANCIAL STATEMENT SUMMARY

                              GENEVA ROCK PRODUCTS

                          INCOME STATEMENTS (in $000's)


For Year Ending December 31:


                                                                                                                 1991-96
                                         1991        1992        1993        1994         1995        1996        Average
                                        ------      ------      ------      ------      -------      -------      ------

SALES & CONTRACT INCOME                 50,653      56,507      70,556      80,526      100,422      105,451      77,352

COST OF SALES & CONTRACTS:
Materials                               15,840      16,264      19,345      21,621       28,910       31,039      22,170
Direct & Indirect Labor                  8,536       9,657      11,521      12,429       14,946       16,670      12,293
Labor Burden                             3,992       4,527       5,023       5,415        6,204        6,816       5,329
Subcontractors                           3,550       3,911       4,612       4,016        4,559        4,682       4,222
Equipment Repairs & Maintenance          5,084       5,612       5,958       7,296        8,924        9,566       7,073
Fuel, Oil & Lube Expense                 1,337       1,604       1,801       1,965        2,357        2,787       1,975
Equipment Lease                          2,784       3,501       4,415       5,546        6,881        9,388       5,419
Depreciation on Machinery & Trucks       3,013       3,071       3,713       4,685        5,760        5,562       4,301
Other Cost of Sales & Contracts          1,631       1,709       1,745       2,232        2,272        2,390       1,996
                                        ------      ------      ------      ------      -------      -------      ------

TOTAL COST OF SALES & CONTRACTS         45,766      49,853      58,133      65,205       80,811       88,900      64,778

GROSS PROFIT                             4,887       6,654      12,424      15,321       19,611       16,551      12,574

OPERATING EXPENSES:
Wages & Benefits                           600         822         867         986        1,357        1,212         974
Taxes & Insurance                          747         709       1,214         621          701          800         799
Office, Janitorial & Safety                145         215         267         378          385          468         310
Advertising & Promotion                    204         192         212         247          276          392         254
Legal, Accounting & Computer                89         104         141         169          167          185         142
Utilities                                   85         103         101         122          137          184         122
Depreciation                               105          90          90          78           78          113          92
Other Operating Expenses                    15          18          15          25           44           32          25
                                        ------      ------      ------      ------      -------      -------      ------

TOTAL OPERATING EXPENSES                 1,990       2,254       2,905       2,625        3,143        3,386       2,717

INCOME FROM OPERATIONS                   2,897       4,401       9,518      12,695       16,468       13,164       9,857

INTEREST EXPENSE                           239           0           0           0            0            0          40

OTHER INCOME                               450         235         431       1,171          888          727         650
                                        ------      ------      ------      ------      -------      -------      ------

EARNINGS BEFORE TAX                      3,109       4,636       9,949      13,867       17,356       13,891      10,468

INCOME TAX                               1,024       1,488       3,321       5,062        6,378        5,094       3,728
                                        ------      ------      ------      ------      -------      -------      ------

NET INCOME                               2,085       3,148       6,628       8,805       10,978        8,797       6,740
                                        ======      ======      ======      ======      =======      =======      ======


ADD: DEPRECIATION,
DEPLETION & AMORTIZATION                 3,492       3,291       3,979       5,190        6,557        6,616       4,854
                                        ------      ------      ------      ------      -------      -------      ------

OPERATING CASH FLOW                      5,576       6,439      10,607      13,994       17,535       15,414      11,594
                                        ======      ======      ======      ======      =======      =======      ======

                              GENEVA ROCK PRODUCTS

                     INCOME STATEMENT ITEMS AS A % OF SALES


For Year Ending December 31:


                                                                                                         1991-96
                                         1991       1992       1993       1994       1995       1996     Average
                                        -----      -----      -----      -----      -----      -----      -----
SALES & CONTRACT INCOME                 100.0      100.0      100.0      100.0      100.0      100.0      100.0

COST OF SALES & CONTRACTS:
Materials                                31.3       28.8       27.4       26.8       28.8       29.4       28.8
Direct & Indirect Labor                  16.9       17.1       16.3       15.4       14.9       15.8       16.1
Labor Burden                              7.9        8.0        7.1        6.7        6.2        6.5        7.1
Subcontractors                            7.0        6.9        6.5        5.0        4.5        4.4        5.7
Equipment Repairs & Maintenance          10.0        9.9        8.4        9.1        8.9        9.1        9.2
Fuel, Oil & Lube Expense                  2.6        2.8        2.6        2.4        2.3        2.6        2.6
Equipment Lease                           5.5        6.2        6.3        6.9        6.9        8.9        6.8
Depreciation on Machinery & Trucks        5.9        5.4        5.3        5.8        5.7        5.3        5.6
Other Cost of Sales & Contracts           3.2        3.0        2.5        2.8        2.3        2.3        2.7
                                        -----      -----      -----      -----      -----      -----      -----

TOTAL COST OF SALES & CONTRACTS          90.4       88.2       82.4       81.0       80.5       84.3       84.5

GROSS PROFIT                              9.6       11.8       17.6       19.0       19.5       15.7       15.5

OPERATING EXPENSES:
Wages & Benefits                          1.2        1.5        1.2        1.2        1.4        1.1        1.3
Taxes & Insurance                         1.5        1.3        1.7        0.8        0.7        0.8        1.1
Office, Janitorial & Safety               0.3        0.4        0.4        0.5        0.4        0.4        0.4
Advertising & Promotion                   0.4        0.3        0.3        0.3        0.3        0.4        0.3
Legal, Accounting & Computer              0.2        0.2        0.2        0.2        0.2        0.2        0.2
Utilities                                 0.2        0.2        0.1        0.2        0.1        0.2        0.2
Depreciation                              0.2        0.2        0.1        0.1        0.1        0.1        0.1
Other Operating Expenses                  0.0        0.0        0.0        0.0        0.0        0.0        0.0
                                        -----      -----      -----      -----      -----      -----      -----

TOTAL OPERATING EXPENSES                  3.9        4.0        4.1        3.3        3.1        3.2        3.6

INCOME FROM OPERATIONS                    5.7        7.8       13.5       15.8       16.4       12.5       11.9

INTEREST EXPENSE                          0.5        0.0        0.0        0.0        0.0        0.0        0.1

OTHER INCOME                              0.9        0.4        0.6        1.5        0.9        0.7        0.8
                                        -----      -----      -----      -----      -----      -----      -----

EARNINGS BEFORE TAX                       6.1        8.2       14.1       17.2       17.3       13.2       12.7

INCOME TAX                                2.0        2.6        4.7        6.3        6.4        4.8        4.5
                                        -----      -----      -----      -----      -----      -----      -----

NET INCOME                                4.1        5.6        9.4       10.9       10.9        8.3        8.2
                                        =====      =====      =====      =====      =====      =====      =====


ADD: DEPRECIATION,
DEPLETION & AMORTIZATION                  6.9        5.8        5.6        6.4        6.5        6.3        6.3
                                        -----      -----      -----      -----      -----      -----      -----

OPERATING CASH FLOW                      11.0       11.4       15.0       17.4       17.5       14.6       14.5
                                        =====      =====      =====      =====      =====      =====      =====

                              GENEVA ROCK PRODUCTS

                     INCOME STATEMENT ITEM GROWTH RATES (%)

                                                                                                       1991-96
For Year Ending December 31:                                                                           Compound
                                                                                                        Annual
                                         1991   1992        1993        1994        1995       1996     Growth
                                         ----  -----       -----       -----       -----      -----      -----
SALES & CONTRACT INCOME                     -   11.6        24.9        14.1        24.7        5.0       15.8

COST OF SALES & CONTRACTS:
Materials                                   -    2.7        18.9        11.8        33.7        7.4       14.4
Direct & Indirect Labor                     -   13.1        19.3         7.9        20.2       11.5       14.3
Labor Burden                                -   13.4        11.0         7.8        14.6        9.9       11.3
Subcontractors                              -   10.2        17.9       (12.9)       13.5        2.7        5.7
Equipment Repairs & Maintenance             -   10.4         6.2        22.5        22.3        7.2       13.5
Fuel, Oil & Lube Expense                    -   20.0        12.3         9.1        19.9       18.2       15.8
Equipment Lease                             -   25.7        26.1        25.6        24.1       36.4       27.5
Depreciation on Machinery & Trucks          -    1.9        20.9        26.2        22.9       (3.4)      13.0
Other Cost of Sales & Contracts             -    4.7         2.1        27.9         1.8        5.2        7.9
                                          ---  -----       -----       -----       -----      -----      -----

TOTAL COST OF SALES & CONTRACTS             -    8.9        16.6        12.2        23.9       10.0       14.2

GROSS PROFIT                                -   36.2        86.7        23.3        28.0      (15.6)      27.6

OPERATING EXPENSES:
Wages & Benefits                            -   37.0         5.5        13.7        37.6      (10.6)      15.1
Taxes & Insurance                           -   (5.1)       71.1       (48.9)       12.9       14.2        1.4
Office, Janitorial & Safety                 -   48.3        23.8        42.0         1.7       21.5       26.4
Advertising & Promotion                     -   (5.5)       10.1        16.3        11.8       42.3       14.0
Legal, Accounting & Computer                -   16.7        35.9        19.9        (1.2)      11.2       15.9
Utilities                                   -   21.0        (2.3)       21.7        11.9       34.0       16.6
Depreciation                                -  (14.4)        0.0       (13.3)       (0.8)      45.8        1.4
Other Operating Expenses                    -   23.0       (19.8)       70.5        76.3      (27.3)      16.6
                                          ---  -----       -----       -----       -----      -----      -----

TOTAL OPERATING EXPENSES                    -   13.3        28.9        (9.6)       19.7        7.7       11.2

INCOME FROM OPERATIONS                      -   51.9       116.3        33.4        29.7      (20.1)      35.4

INTEREST EXPENSE                            - (100.0)       0.0         0.0         0.0        0.0         NM

OTHER INCOME                                -  (47.7)       83.0       172.1       (24.2)     (18.1)      10.1
                                          ---  -----       -----       -----       -----      -----      -----

EARNINGS BEFORE TAX                         -   49.1       114.6        39.4        25.2      (20.0)      34.9

INCOME TAX                                  -   45.3       123.2        52.4        26.0      (20.1)      37.8
                                          ---  -----       -----       -----       -----      -----      -----

NET INCOME                                  -   51.0       110.5        32.8        24.7      (19.9)      33.4
                                          ===  =====       =====       =====       =====      =====      =====


ADD: DEPRECIATION,
DEPLETION & AMORTIZATION                    -   (5.8)       20.9        30.4        26.3        0.9       13.6
                                          ---  -----       -----       -----       -----      -----      -----

OPERATING CASH FLOW                         -   15.5        64.7        31.9        25.3      (12.1)      22.5
                                          ===  =====       =====       =====       =====      =====      =====

                              GENEVA ROCK PRODUCTS

                           BALANCE SHEETS (in $000's)

As of December 31:


ASSETS                                      1991       1992        1993       1994         1995       1996
                                          --------   --------    --------   --------     --------   --------
CURRENT ASSETS:
Cash                                       3,022.5    5,342.8     8,180.6   11,973.1     11,924.2    6,959.4
Accounts Receivable                        5,293.9    5,458.0     8,788.8   10,432.0     15,437.9   15,550.8
Inventory                                  1,608.4    1,805.0     1,780.2    2,778.8      2,511.8    3,165.8
Other Current Assets                         579.2      638.2       596.3      189.4      1,356.3    2,041.9
                                          --------   --------    --------   --------     --------   --------

TOTAL CURRENT ASSETS                      10,504.0   13,244.0    19,345.9   25,373.3     31,230.2   27,717.9

PROPERTY, PLANT & EQUIPMENT:
Land                                       3,885.6    4,179.7     4,271.1    5,663.1      8,963.6    9,481.9
Buildings                                  1,261.2    1,260.4     1,231.6    1,210.2      1,294.0    1,769.5
Transportation Equipment                  12,267.7   13,860.7    13,711.9   14,506.2     18,112.9   18,124.8
Machinery & Equipment                     10,186.9   10,864.8    10,100.8    9,654.9     13,318.4   15,895.9
Batch Plants                               7,276.3    7,251.4     6,699.9    7,445.7      8,004.4    9,095.7
Office Equipment                             483.1      540.4       484.9      490.2        511.3      542.3
Wells                                        152.2      152.2       147.1      147.1        147.1      120.8
Accumulated Depreciation                 (22,098.9) (24,443.9)  (21,237.4) (20,146.8)   (25,771.9) (30,093.9)
                                          --------   --------    --------   --------     --------   --------

NET PROPERTY, PLANT & EQUIPMENT           13,414.1   13,665.7    15,409.9   18,970.6     24,579.8   24,937.0

INVESTMENTS                                  264.4      268.0       268.1      286.3        303.0   18,737.4

OTHER ASSETS                               1,362.8    1,111.9       894.8      663.4        588.8      401.7
                                          --------   --------    --------   --------     --------   --------

TOTAL ASSETS                              25,545.3   28,289.6    35,918.7   45,293.6     56,701.8   71,794.0
                                          ========   ========    ========   ========     ========   ========



LIABILITIES AND EQUITY

CURRENT LIABILITIES:
Accounts Payable                           1,706.1    1,784.9     2,738.5    3,192.3      3,647.0    3,456.5
Accrued Liabilities                          741.2      675.3       855.8      912.1      1,417.7    1,392.1
Current Portion of Notes Payable               0.0        0.0         0.0      196.0        224.0      969.2
Other Current Liabilities                     23.4       23.4       369.2        7.1          0.0      641.7
                                          --------   --------    --------   --------     --------   --------

TOTAL CURRENT LIABILITIES                  2,470.7    2,483.6     3,963.5    4,307.5      5,288.7    6,459.5

NOTES PAYABLE                                  0.0        0.0         0.0      751.4        667.3    6,566.5

DEFERRED REVENUE                              69.1       40.7        12.2        0.0          0.0        0.0

DEFERRED TAX LIABILITY                     1,006.9    1,054.8     1,084.2    1,159.9      1,346.9    1,589.2
                                          --------   --------    --------   --------     --------   --------

TOTAL LIABILITIES                          3,546.7    3,579.1     5,059.9    6,218.8      7,302.9   14,615.2

STOCKHOLDERS' EQUITY                      21,998.6   24,710.5    30,858.8   39,074.8     49,398.9   57,178.8
                                          --------   --------    --------   --------     --------   --------

TOTAL LIABILITIES & EQUITY                25,545.3   28,289.6    35,918.7   45,293.6     56,701.8   71,794.0
                                          ========   ========    ========   ========     ========   ========

                              GENEVA ROCK PRODUCTS

                   BALANCE SHEET ITEMS AS A % OF TOTAL ASSETS

As of December 31:


                                                                                        1991-96
ASSETS                              1991     1992     1993     1994     1995     1996   Average
                                   -----    -----    -----    -----    -----    -----    -----
CURRENT ASSETS:
Cash                                11.8     18.9     22.8     26.4     21.0      9.7     18.4
Accounts Receivable                 20.7     19.3     24.5     23.0     27.2     21.7     22.7
Inventory                            6.3      6.4      5.0      6.1      4.4      4.4      5.4
Other Current Assets                 2.3      2.3      1.7      0.4      2.4      2.8      2.0
                                   -----    -----    -----    -----    -----    -----    -----

TOTAL CURRENT ASSETS                41.1     46.8     53.9     56.0     55.1     38.6     48.6

PROPERTY, PLANT & EQUIPMENT:
Land                                15.2     14.8     11.9     12.5     15.8     13.2     13.9
Buildings                            4.9      4.5      3.4      2.7      2.3      2.5      3.4
Transportation Equipment            48.0     49.0     38.2     32.0     31.9     25.2     37.4
Machinery & Equipment               39.9     38.4     28.1     21.3     23.5     22.1     28.9
Batch Plants                        28.5     25.6     18.7     16.4     14.1     12.7     19.3
Office Equipment                     1.9      1.9      1.3      1.1      0.9      0.8      1.3
Wells                                0.6      0.5      0.4      0.3      0.3      0.2      0.4
Accumulated Depreciation           (86.5)   (86.4)   (59.1)   (44.5)   (45.5)   (41.9)   (60.6)
                                   -----    -----    -----    -----    -----    -----    -----

NET PROPERTY, PLANT & EQUIPMENT     52.5     48.3     42.9     41.9     43.3     34.7     43.9

INVESTMENTS                          1.0      0.9      0.7      0.6      0.5     26.1      5.0

OTHER ASSETS                         5.3      3.9      2.5      1.5      1.0      0.6      2.5
                                   -----    -----    -----    -----    -----    -----    -----

TOTAL ASSETS                       100.0    100.0    100.0    100.0    100.0    100.0    100.0
                                   =====    =====    =====    =====    =====    =====    =====


LIABILITIES AND EQUITY

CURRENT LIABILITIES:
Accounts Payable                     6.7      6.3      7.6      7.0      6.4      4.8      6.5
Accrued Liabilities                  2.9      2.4      2.4      2.0      2.5      1.9      2.4
Current Portion of Notes Payable     0.0      0.0      0.0      0.4      0.4      1.3      0.4
Other Current Liabilities            0.1      0.1      1.0      0.0      0.0      0.9      0.4
                                   -----    -----    -----    -----    -----    -----    -----

TOTAL CURRENT LIABILITIES            9.7      8.8     11.0      9.5      9.3      9.0      9.6

NOTES PAYABLE                        0.0      0.0      0.0      1.7      1.2      9.1      2.0

DEFERRED REVENUE                     0.3      0.1      0.0      0.0      0.0      0.0      0.1

DEFERRED TAX LIABILITY               3.9      3.7      3.0      2.6      2.4      2.2      3.0
                                   -----    -----    -----    -----    -----    -----    -----

TOTAL LIABILITIES                   13.9     12.7     14.1     13.7     12.9     20.4     14.6

STOCKHOLDERS' EQUITY                86.1     87.3     85.9     86.3     87.1     79.6     85.4
                                   -----    -----    -----    -----    -----    -----    -----

TOTAL LIABILITIES & EQUITY         100.0    100.0    100.0    100.0    100.0    100.0    100.0
                                   =====    =====    =====    =====    =====    =====    =====

                                   APPENDIX B


                    ROBERT MORRIS ASSOCIATES INDUSTRY RATIOS


                           SAND & GRAVEL CONSTRUCTION

         NOT ELSEWHERE CLASSIFIED--SAND & GRAVEL--CONSTRUCTION SIC# 1442


  COMPARATIVE HISTORICAL DATA                                   CURRENT DATA SORTED BY SALES


          3          5          4     # POSTRETIREMENT BENEFITS                1          1                          2

         16         23         24         TYPE OF STATEMENT                    5          2           5              8
         23         22         23            Unqualified            2          8          9           2              2
         13         15         16              Reviewed             3          4          6           3
          2          2          3              Compiled             2          1
         22         17         22            Tax Returns            2          6          6           4              3
                                                Other
    4/1/93-    4/1/94-    4/1/95-                                17(4/1-9/30/95)              71(10/1/95-3/31/96)
    3/31/94    3/31/95   3/31/96
-----------------------------------------------------------------------------------------------------------------------------------
        ALL        ALL        ALL        NUMBER OF STATEMENTS   0-1MM      1-3MM      3-5MM      5-10MM        10-25MM  25MM & OVER
         76         79         88                                   9         24         23          14             13
-----------------------------------------------------------------------------------------------------------------------------------
          %          %          %              ASSETS               %          %          %           %              %
        7.9        9.0        8.8         Cash & Equivalents                 9.2        8.8         9.9            7.4
       19.3       17.8       18.5      Trade Receivables - (net)            19.0       21.6        18.5           19.3
        7.6        8.1        7.6             Inventory                      8.2        5.3         6.9            9.1
        2.5        2.3        2.0          All Other Current                 1.4        3.8         2.1             .9
       37.3       37.1       36.9           Total Current                   37.8       39.5        37.4           36.8
       54.7       54.5       51.3         Fixed Assets (net)                49.9       50.6        46.9           52.2
        1.3        1.9        1.7         Intangibles (net)                  1.3         .8         1.3            1.2
        6.6        6.5       10.1       All Other Non-Current               11.1        9.1        14.4            9.8
      100.0      100.0      100.0              Total                       100.0      100.0       100.0          100.0
-----------------------------------------------------------------------------------------------------------------------------------
                                            LIABILITIES
        5.1        4.7        5.3      Notes Payable-Short Term              5.3        6.8         6.2            3.1
        6.0        6.6        5.8          Cur. Mat.-L/T/D                   5.5        6.6         6.8            6.3
       10.7        8.3        8.6          Trade Payables                    7.8        9.7         7.7           11.6
         .7         .2         .5        Income Taxes Payable                 .1         .4          .6            1.0
        5.1        4.7        6.6          All Other Current                 8.5        6.6         5.0            4.2
       27.5       24.4       26.9            Total Current                  27.3       30.2        26.4           26.1
       20.7       20.8       22.2           Long Term Debt                  22.2       19.1        23.0           24.0
         .8         .5        1.0           Deferred Taxes                    .3        1.1          .9            1.3
        4.9        3.6        3.2       All Other Non-Current                1.8        4.8         2.5            3.4
       46.1       50.7       46.7             Net Worth                     48.4       44.8        47.1           45.2
      100.0      100.0      100.0     Total Liabilities & Net Worth        100.0      100.0       100.0          100.0
-----------------------------------------------------------------------------------------------------------------------------------
                                             INCOME DATA
     100.0       100.0      100.0             Net Sales                    100.0      100.0       100.0          100.0
      35.8        36.8       34.5            Gross Profit                   41.3       26.2        28.0           30.2
      28.3        28.5       27.6         Operating Expenses                34.9       21.5        19.7           20.8
       7.6         8.3        6.9          Operating Profit                  6.4        4.8         8.4            9.4
       1.3          .9         .4    All Other Expenses (net)                1.8         .1         -.2            1.6
       6.2         7.4        6.4       Profit Before Taxes                  4.6        4.6         8.6            7.8
-----------------------------------------------------------------------------------------------------------------------------------
                                              RATIOS
       2.6         2.7        2.3                                            2.5        2.3         2.5            1.9
       1.4         1.6        1.6             Current                        1.7        1.6         1.4            1.4
       1.0         1.1        1.0                                            1.0         .7         1.0            1.1
-----------------------------------------------------------------------------------------------------------------------------------
       2.0         2.0        1.9                                            2.2        2.1         1.9            1.4
       1.0         1.1        1.1               Quick                        1.2        1.1         1.1             .9
        .6          .8         .5                                             .5         .4          .7             .6
-----------------------------------------------------------------------------------------------------------------------------------
  27   13.3  30   12.1  29   12.5                                  26       14.1   23  15.7   33   11.2   42       8.7
  45    8.1  45    8.1  42    8.7         Sales/Receivables        42        8.6   37   9.9   47    7.7   51       7.2
  62    5.9  63    5.8  59    6.2                                  60        6.1   64   5.7   61    6.0   64       5.7
-----------------------------------------------------------------------------------------------------------------------------------
   5   68.1   0  999.8   0  788.8                                   0        UND   0  999.8   0     UND   26      13.9
  26   13.8  23   16.1  27   13.6      Cost of Sales/Inventory     24       15.1   8   45.2  16    22.8   39       9.4
  44    8.3  52    7.0  58    6.3                                  94        3.9  36   10.1  35    10.3   53       6.9

-----------------------------------------------------------------------------------------------------------------------------------
  17   21.0  16   22.9  14   26.9                                  13       27.6  10   36.5  16    23.1   14      25.7
  28   12.9  23   15.6  24   15.1       Cost of Sales/Payables     29       12.5  24   15.3  23    15.6   23      15.6
  60    6.1  45    8.2  54    6.8                                  70        5.2  41    9.0  34    10.6   61       6.0
-----------------------------------------------------------------------------------------------------------------------------------
        7.0        6.0        6.0                                            6.0        5.2         5.2            8.5
       13.4       11.4       11.1      Sales/Working Capital                11.1       11.1        11.2           10.0
     -151.2       73.6     -122.6                                            UND      -20.2          NM           57.3
-----------------------------------------------------------------------------------------------------------------------------------
        6.6       10.0        8.6                                            8.3       11.1         5.8            7.8
(72)    2.5 (75)   3.7 (75)   2.7          EBIT/Interest         (21)        2.5  (19)  2.9  (11)   3.0   (11)     2.3
        1.5        1.9        1.3                                             .5        1.0         2.1            1.5
-----------------------------------------------------------------------------------------------------------------------------------
        3.1        5.2        3.5                                            2.9
(31)    1.8 (30)   2.0 (31)   2.0     Net Profit + Depr., Dep.,  (10)        2.2
        1.0        1.4        1.2     Amort.,/Cur. Mat. L/T/D                1.3
-----------------------------------------------------------------------------------------------------------------------------------
         .8         .8         .7                                             .6         .7          .5             .8
        1.2        1.1        1.0            Fixed/Worth                      .8        1.0         1.1            1.4
        2.1        1.7        2.1                                            1.6        2.1         1.8            2.8
-----------------------------------------------------------------------------------------------------------------------------------
         .5         .5         .5                                             .5         .6          .9             .7
        1.3         .8        1.2            Debt/Worth                       .8        1.2         1.5            1.3
        3.2        2.2        2.5                                            2.2        2.5         2.4            3.2
-----------------------------------------------------------------------------------------------------------------------------------
       31.1       31.5       25.9                                           26.0       32.7        22.4           27.1
(74)   16.1 (76)  16.2 (84)  15.3      % Profit Before Taxes/    (23)       15.2 (22)  13.5        18.3           10.0
        7.2        5.4        2.2        Tangible Net Worth                  -.9        -.7        13.0            4.1

-----------------------------------------------------------------------------------------------------------------------------------
       13.7       14.6       15.1                                           15.9       16.9        11.3           14.7
        7.0        7.2        5.6    % Profit Before Taxes/Total             5.6        3.1         7.3            4.4
        2.5        2.8        1.0            Assets                         -1.1       -1.8         4.5            1.6
-----------------------------------------------------------------------------------------------------------------------------------
        3.9        3.4        4.6                                            5.0        5.1         4.7            4.3
        2.5        2.3        2.6       Sales/Net Fixed Assets               2.5        3.1         2.6            2.7
        1.8        1.5        1.8                                            1.4        2.2         1.9            1.3
-----------------------------------------------------------------------------------------------------------------------------------
        1.8        1.9        1.9                                            2.3        2.3         1.8            1.4
        1.2        1.2        1.3         Sales/Total Assets                 1.1        1.6         1.4            1.2
        1.0         .9         .9                                             .8        1.0          .8             .9
-----------------------------------------------------------------------------------------------------------------------------------
        4.9        5.1        4.7                                            4.5        4.6         4.6            4.8
(72)    7.7 (75)   7.2 (79)   6.9           % Depr., Dep.,       (20)        8.7  (21)  6.8  (12    6.7  (12)      5.9
       11.1       10.7       10.5            Amort./Sales                   11.6       10.1        10.4           11.1

-----------------------------------------------------------------------------------------------------------------------------------
        3.5        2.5        3.1                                                       3.1
(26)    4.9 (25)   4.8 (27)   4.8       % Officers', Directors',                   (10) 4.5
       11.5       10.4        9.5         Owners' Comp/Sales                            6.5

-----------------------------------------------------------------------------------------------------------------------------------
    572455M    715598M    736209M           Net Sales ($)       5637M     45836M     90595M      95424M        221671M      277046M
    462487M    606506M    612974M         Total Assets ($)      4856M     43291M     70138M      82293M        199005M      213391M
-----------------------------------------------------------------------------------------------------------------------------------


(C)Robert Morris Associates 1996M = $ THOUSAND      MM = $ MILLION

156858

                                   APPENDIX C


                        STATEMENT OF LIMITING CONDITIONS

                               STATEMENT OF LIMITING CONDITIONS


1. Neither HVA or its principals have any present or intended interest in the Company. HVA's fees for this valuation are based on professional time charges, and are in no way contingent upon the final valuation figure arrived at.

2. This report is intended only for the specific use and purpose stated herein. It is intended for no other uses and is not to be copied or given to unauthorized persons without the direct written consent of HVA. The value opinion expressed herein is valid only for the stated purpose and date of the valuation. The report and information and conclusions contained therein should in no way be construed to be investment advice.

3. HVA does not purport to be a guarantor of value. Valuation is an imprecise science, with value being a question of informed judgment, and reasonable persons can differ in their estimates of value. HVA does certify that this valuation study was conducted and the conclusions arrived at independently using conceptually sound and commonly accepted methods of valuation.

4. In preparing the valuation report, we used information provided by the Company. It has been represented by Company management that the information is reasonably complete and accurate. We did not make independent examinations of any financial statements, projections or other information prepared by Company management which were relied upon and, accordingly, we make no representations or warranties nor do we express any opinion regarding the accuracy or reasonableness of such.

5. The valuation conclusions derived herein implicitly assume that the existing management of the Company will maintain the character and integrity of the Company through any sale, reorganization, or diminution of the owners' participation.

6. Publicly available information utilized herein (e.g., economic, industry, statistical and/or investment information) has been obtained from sources deemed to be reliable. It is beyond the scope of this report to verify the accuracy of such information, and we make no representation as to its accuracy.

7. This engagement is limited to the production of the report, conclusions and opinions contained herein. HVA has no obligation to provide future services (e.g., expert testimony in court or before governmental agencies) related to the contents of the report unless arrangements for such future services have been made.

8. This valuation report and the conclusions contained herein are necessarily based on market and economic conditions as they existed as of the date of valuation.

9. David Dorton, CFA, ASA has met all current certification standards and is an accredited senior appraiser in good standing of the American Society of Appraisers, a national organization that certifies business appraisers. HVA conforms to the Uniform Standards of Professional Appraisal Practice for purposes of business valuations. HVA also conforms to the Business Valuation Standards I through IX set forth by the American Society of Appraisers in September 1992.

                                          APPENDIX D



                                  PROFESSIONAL QUALIFICATIONS



                                    DAVID DORTON, CFA, ASA

                            DAVID L. DORTON, CFA, ASA



PROFESSIONAL DESIGNATIONS           Chartered Financial Analyst (CFA)
                                    Accredited Senior Appraiser (ASA)
                                    Senior Member, American Society of Appraisers


ACADEMIC DEGREES                    B.S., University of Utah, Finance, Magna Cum Laude
                                    M.B.A., University of Utah


EMPLOYMENT                          HOULIHAN VALUATION ADVISORS
                                    Principal - 1986 to Present

                                    Houlihan Valuation Advisors provides
                                    professional services relative to business valuations, fairness and solvency opinions, economic loss analyses, and other valuation and economic issues. The firm has offices in Los Angeles, Orange County, San Francisco,
                                    San Carlos, Las Vegas, Salt Lake City,
                                    Denver, Kansas City, Chicago and Atlanta.

                                    WASATCH ADVISORS CONSULTING GROUP
                                    Managing Analyst - 1984 to 1986

                                    Wasatch Advisors provides investment
                                    advisory services. Wasatch Advisors
                                    Consulting Group provided corporate
                                    valuation, financial analysis and consulting services.

                                    JPS FINANCIAL CONSULTANTS
                                    Financial Analyst - 1981 to 1984

                                    JPS Financial Consultants provided corporate valuation and financial analysis services.


EXPERIENCE                          Has  valued  hundreds  of  privately  held  companies  and businesses  since  1981,  as  well as  being  a  financial
                                    consultant   for   numerous   companies.    Has   prepared
                                    numerous valuation  studies,  analyzed the relative merits of  merger/acquisition  proposals,  analyzed  and prepared opinion  letters  as to the  fairness  of such  proposals, prepared  solvency  opinions,  prepared  ESOP  feasibility studies,  and  been  involved  in a wide  array  of  other
                                    financial   analysis   and   consulting   activities   for

                                    clients.  Has served as an expert  witness  on  valuation, economic  and  financial  matters  in  federal  and  state district courts on numerous occasions.


PROFESSIONAL SOCIETIES              Salt Lake City Society of Financial Analysts
                                    American  Society  of  Appraisers,  Past  President,  Salt
                                    Lake City Chapter
                                    Association for Investment Management and Research


OTHER                               Who's Who of Emerging Leaders in America
                                    Who's Who of Finance


SPEAKING ENGAGEMENTS                Has participated in many seminars and has spoken on valuation issues on numerous occasions.

                                   APPENDIX E



                  INTERNAL REVENUE RULING 59-60, 1959-1 CB 237

                          INTERNAL REVENUE RULING 59-60

SECTION 2031. DEFINITION OF GROSS ESTATE

26 CFR 20.2031-2; Valuation of stocks and bonds (Also Section 2512.) (Also Part II, Sections 811 (k), 1005
Regulations 105, Section 81.10.)

        In valuing the stock of closely held corporations, or the stock of corporations where market quotations are not available, all other available financial data, as well as all relevant factors affecting the fair market value, must be considered for estate tax and gift tax purposes. No general formula may be given that is applicable to the many different valuation situations arising in the valuation of such stock. However, the general approach, methods, and factors which must be considered in valuing such securities are outlined.

        Revenue Ruling 54-77, C.B. 1954-1, 187, superseded.

Section 1.  Purpose

The purpose of this Revenue Ruling is to outline and review in general the approach, methods and factors to be considered in valuing shares of the capital stock of closely held corporations for estate tax and gift tax purposes. The methods discussed herein will apply likewise to the valuation of corporation stocks on which market quotations are either unavailable or are of such scarcity that they do not reflect the fair market value.

Section 2.  Background and Definitions

        .01 All valuations must be made in accordance with the applicable provisions of the Internal Revenue Code of 1954 and the Federal Estate Tax and Gift Tax Regulations. Sections 2031(a), 2032 and 2512(a) of the 1954 Code (Sections 811 and 1005 of the 1939 Code) require that the property to be included in the gross estate, or made the subject of a gift, shall be taxed on the basis of the value of the property at the time of death of the decedent, the alternate date if so elected, or the date of gift.

        .02 Section 20.2031-1(b) of the Estate Tax Regulations (section 81.10 of the Estate Tax Regulations 105) and section 25.2512-1 of the Gift Tax Regulations (section 86.19 of Gift Tax Regulations 108) define fair market value, in effect, as the price at which the property would change hands between a willing buyer and a willing seller when the former is not under any compulsion to buy and the latter is not under any compulsion to sell, both parties having reasonable knowledge of relevant facts. Court decisions frequently state an addition that the hypothetical buyer and seller are assumed to be able, as well as willing, to trade and to be well informed about the property and concerning the market for such property.

        .03 Closely held corporations are those corporations the shares of which are owned by a relatively limited number of stockholders. Often the entire stock issue is held by one family. The result of this situation is that little, if any, trading in the shares takes place.


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
        There is, therefore, no established market for the stock and such sales as occur at irregular intervals seldom reflect all of the elements of the representative transaction as defined by the term "fair market value".

Section 3.  Approach to Valuation

        .01 A determination of fair market value, being a question of fact, will depend upon the circumstances in each case. No formula can be devised that will be generally applicable to the multitude of different valuation issues arising in the estate and gift tax cases. Often, an appraiser will find wide differences, he should maintain a reasonable attitude in recognition of the fact that valuation is not an exact science. As sound valuation will be based upon all the relevant facts, but the elements of common sense, informed judgment and reasonableness must enter into the process of weighing those facts and determining their aggregate significance.

        .02 The fair market value of specific shares of stock will vary as general economic conditions change from "normal" to "boom" or "depression," that is, according to the degree of optimism or pessimism with which the investing public regards the future at the required date of appraisal. Uncertainty as to the stability or continuity of the future income from a property decreases its value by increase the risk of loss of earnings and value in the future. The value of shares of stock of a company with very uncertain future income from a property decreases its value by INCREASE the risk of loss of earnings and value in the future. The value of shares of stock of a company with very uncertain future prospects is highly speculative. The appraiser must exercise his judgment as to the degree of risk attaching to the business of the corporation which issued the stock, but that judgment must be related to all of the other factors affecting value.

        .03 Valuation of securities is, in essence, a prophesy as to the future and must be based on facts available at the required date of appraisal. As a generalization, the prices of stocks which are traded in the volume in a free and active market by informed persons best reflect the consensus of the investing public as to what the future holds for the corporations and industries represented. When a stock is closely held, is traded infrequently, or is traded in an erratic market, some other measure of value must be used. In many instances, the next best measure may be found in the prices at which the stocks of companies engaged in the same or similar line of business are selling in a free and open market.

Section 4.  Factors to Consider

        .01 It is advisable to emphasize that in the valuation of the stock of closely held corporations or the stock of corporations where market quotations are either lacking or too scarce to be recognized, all available financial data, as well as all relevant factors affecting the fair market value, should be considered. The following factors, although not all-inclusive, are fundamental and require careful analysis in each case:


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
                (a) The nature of the business and the history of the enterprise from its inception.

                (b) The economic outlook in general and the condition and outlook of the specific industry in particular.

                (c) The book value of the stock and the financial condition of the business.

                (d)     The earning capacity of the company.

                (e)     The dividend-paying capacity.

                (f) Whether or not the enterprise has goodwill or other tangible value.

                (g) Whether or not the enterprise has goodwill or other tangible value.

                (h) The market price of stocks of corporations engaged in the same or a similar line of business having their stocks actively traded in a free and open market, either on an exchange or over-the-counter.

        .02 The following is a brief discussion of each of the foregoing factors:

                (a) The history of a corporate enterprise will show its past stability or instability, its growth or lack of growth, the diversity or lack of diversity of its operations, and other facts needed to form an opinion of the degree of risk involved in the business. For an enterprise which changed its form of organization but carried on the same or closely similar operations of its predecessor, the history of the former enterprise should be considered. The detail to be considered should increase with approach to the required date of appraisal, since recent events are of the greatest help in predicting the future; but a study of gross and net income, and of dividends covering a long prior period, is highly desirable. The history to be studied should include but need not be limited to the nature of the business, its products or services, its operating and investment assets, capital structure, plant facilities, sales records and management, all of which should be considered as of the date of the appraisal, with due regard for recent significant changes. Events of the past that are unlikely to recur in the future should be discounted, since value has a close relations to future expectancy.

                (b) A sound appraisal of a closely held stock must consider current and prospective economic conditions as of the date of appraisal, both in the national economy and in the industry or industries with which the corporation is allied. It is important to know that the company is more or less successful that its competitors in the same industry, or that it is maintaining a stable position with respect to competitors. Equal or even


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
                        greater significance may attach to the ability of the industry with which the company is allied to compete with other industries. Prospective competition which has not been a factor in prior years should be given careful attention. For example, high profits due to the novelty of its product and the lack of competition often lead to increasing competition. The public's appraisal of the future prospects of competitive industries or of competitors within an industry may be indicated by price trends in the markets for commodities and for securities. The loss of the manager of a so-called "one-man" business may have a depressing effect upon the value of the stock of such business, particularly if there is a lack of trained personnel capable of succeeding to the management of the enterprise. In valuing the stock of this type of business, therefore, the effect of the loss of the manager on the future expectancy of the business and the absence of management-succession potentialities are pertinent factors to be taken into consideration. On the other hand, there may be factors which offset, in whole or in part, the loss of the manager's services. For instance, the nature of the business and of its assets may be such that they will not be impaired by the loss of the manager's services. Furthermore, the loss may be adequately covered by life insurance, or competent management might be employed on the basis of the consideration paid for covered by life insurance, or competent management might be employed on the basis of the consideration paid for the former manager's services. These, or other offsetting factors, if found to exist, should be carefully weighed against the loss of the manager's services in valuing the stock of the enterprise.

                (c) Balance sheets should be obtained, preferably in the form of comparative annual statements for two or more years immediately preceding the date of appraisal, together with a balance sheet at the end of the month preceding that date, if corporate accounting will permit. Any balance sheet descriptions that are not self-explanatory and balance sheet items comprehending diverse assets or liabilities should be clarified in essential detail by supporting supplemental schedules. These statements usually will disclose to the appraiser:
                        (1) liquid position (ratio of current assets to current liabilities); (2) gross and net book value of principal classes of fixed assets; (3) working capital; (4) long-term indebtedness; (5) capital structure; and (6) net worth. Consideration also should be given to any assets not essential to the operation of the business, such as investments in securities, real estate, etc. In general, such nonoperating assets will command a lower rate of return than do the operating assets, although in exceptional cases the reverse may be true. In computing the book value per share of stock assets of the investment type should be revalued on the basis of their market price and the book value adjusted accordingly. Comparison of the company's balance sheets over several years may reveal, among other facts, such developments as the acquisition of additional production facilities or subsidiary companies, improvement in financial


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
                        position, and details as to recapitalizations and other changes in the capital structure of the corporation. If the corporation has more than one class of stock outstanding, the charter or certificate of incorporation should be examined to ascertain the explicit rights and privileges of the various stock issues, including: (1) voting powers, (2) preference as to dividends, and (3) preference as to assets in the event of liquidation.

                (d) Detailed profit-and-loss statements should be obtained and considered for a representative period immediately prior to the required date of appraisal, preferably five or more years. Such statements should show (1) gross income by principal items; (2) principal deductions from gross income including major prior items of operating expenses, interest and other expense on each item of long-term debt, depreciation and depletion if such deductions are made, officer's salaries, in total if they appear to be reasonable are made, officers' salaries, in total if they appear to be reasonable or in detail if they seem to be excessive, contributions (whether or not deductible for tax purposes) that the nature of its business and its community position require the corporation to make, and taxes by principal items, including income and excess profit taxes; (3) net income available for dividends; (4) rates and amounts of dividends paid on each class of stock; (5) remaining amount carried to surplus; and (6) adjustments to and reconciliation and with surplus as stated on the balance sheet. With profit and loss statements of this character available, the appraiser should be able to separate recurrent from nonrecurrent items of income and expense, to distinguish between operating income and investment income, and to ascertain whether or not any line of business in which the company is engaged is operated consistently at a loss and might be abandoned with benefit to the company. The percentage of earnings retained for business expansion should be noted when dividend-paying capacity is considered. Potential future income is a major factor in many valuations of closely-held stocks, and all information concerning past income which will be helpful in predicting the future should be secured. Prior earnings records usually are the most reliable guide as to the future expectancy, but resort to arbitrary five- or ten-year averages without regard to current trends or future prospects will not product a realistic valuation. If, for instance, a record of progressively increasing or decreasing net income is found, then greater weight may be accorded the most recent years' profits in estimating earning power. It will be helpful, in judging risk and the extent to which a business is marginal operations, to consider deductions from income and net income in terms of percentage of sales. Major categories of cost and expense to be so analyzed include the consumption of raw materials and supplies in the case of manufacturers, processors and fabricators; the cost of purchased merchandise in the case of merchants; utility services, insurance; taxes; depletion or depreciation; and interest.


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
                (e) Primary consideration should be given to the dividend-paying capacity of the company rather than to dividends actually paid in the past. Recognition must be given to the necessity of retaining a reasonable portion of profits in a company to meet competition. Dividend-paying capacity is a factor that must be considered in an appraisal, but dividends actually paid in the past may not have any relation to dividend-paying capacity. Specifically, the dividends paid by a closely held family company may be measured by the income needs of the stockholders or by their desire to avoid taxes on the dividend receipts, instead of by the ability of the company to pay dividends. Where an actual or effective controlling interest in a corporation is to be valued, the dividend factor is not a material element, since the payment of such dividends is discretionary with the controlling stockholders. The individual or group in control can substitute salaries and bonuses for dividends, thus reducing net income and understating the dividend-paying capacity of the company. It follows, therefore, that dividends are less reliable criteria of fair market value than other applicable factors.

                (f) In the final analysis, goodwill is based upon earning capacity. The presence of goodwill and its value, therefore, rests upon the excess of net earnings over and above a fair return on the net tangible assets. While the element of goodwill may be based primarily on earnings, such factors as the prestige and renown of the business, the ownership of a trade or brand name, and a record of successful operation over a prolonged period in a particular locality also may furnish support for the inclusion of intangible value. In some instances it may not be possible to make a separate appraisal of the tangible and intangible assets of the business. The enterprise has a value as an entity. Whatever intangible value there is, which supportable by the facts, may be measured by the amount by which the appraised value of the intangible assets exceeds the net book value of such assets.

                (g) Sales of stock of a closely held corporation should be carefully investigated to determine whether they represent transactions at arm's length. Forced or distress sales do not ordinarily reflect fair market value nor do isolated sales in small amounts necessarily control as the measure of value. This is especially true in the valuation of a controlling interest in a corporation. Since, in the case of closely held stocks, no prevailing market prices are available, there is not basis for making an adjustment for blockage. It follows, therefore, that such stocks should be valued upon a consideration of all the evidence affecting the fair market value. The size of the block of stock itself is a relevant factor to be considered. Although it is true that a minority interest in an unlisted corporation's stock is more difficult to sell than a similar block of listed stock, it is equally true that control of a corporation, either actual or in effect, representing as it does an added element of value, may justify a higher value for a specific block of stock.

                (h) Section 2031(b) of the Code states, in effect, that in valuing unlisted securities the value of stock or securities of corporations engaged in the same or a similar line of business which are listed on an exchange should be taken into consideration along with all factors. An important consideration is that the corporations to be used for comparisons have capital stocks which are actively traded by the public. In accordance with section 2031(b) of the Code, stocks listed on an exchange are to be considered first. However, if sufficient comparable companies whose stocks are listed on an exchange cannot be found, other comparable companies which have stocks actively traded in on the over-the-counter market also may be used. The essential factor is that whether the stocks are sold on an exchange or over-the-counter there is evidence of an active, free public market for the stock as of the valuation date. In selecting corporations for comparative purposes, care should be taken to use only comparable companies. Although the only restrictive requirement as to comparable corporations specified in the statute is that their lines of business be the same or similar, yet it is obvious that the consideration must be given to other relevant factors in order that the most valid comparison possible will be obtained. For illustration, a corporation having one or more issues of preferred stock, bonds or debentures in addition to its common stock should not be considered to be directly comparable to one having only common stock outstanding. In like manner. A company with a declining business and decreasing market is not comparable to one with a record of current progress and market expansion.

Section 5.  Weight to be accorded Various Factors

The valuation of closely held corporation stock entails the consideration of all relevant factors as stated in Section 4. Depending upon the circumstances in each case, certain factors may carry more weight than others because of the nature of the company's business.
To illustrate:

                (a) Earnings may be the most important criterion of value in some cases whereas asset value will receive primary consideration in others. In general, the appraiser will accord primary consideration to earnings when valuing stocks of companies which sell products or services to the public; conversely, in the investment or holding type of company, the appraiser may accord the greatest weight to the assets underlying the security to be valued.

                (b) The value of the stock of a closely held investment or real estate holding company, whether or not family owned, is closely related to the value of the assets underlying the stock. For companies of this type the appraiser should determine the fair market values of the assets of the company. Operating expenses of such a company and the cost of liquidating, if any, merit consideration when appraising the relative values of the stock and the underlying assets. The market values of the underlying assets give due weight to potential earnings and dividends of the particular items of property underlying the stock, capitalized at rates deemed proper by the investing public at the date of appraisal. A current appraisal by the investing public should be superior to the retrospective opinion of an individual for these reasons, adjusted net worth should be accorded greater weight in valuing the stock of a closely held investment or real estate holding company, whether or not family owned, than any of the other customary yardsticks of appraisal, such as earnings and dividend paying capacity

Section 6.  Capitalization Rates

In the application of certain fundamental valuation factors, such as earnings and dividends, it si necessary to capitalize the average or current results at some appropriate rate. A determination or the proper capitalization rate presents one of the most difficult problems in valuation. That there is no ready or simple solution will become apparent by a cursory check of the rates of return and dividend yields in terms of the selling prices of corporate shares listed on the major exchanges in the country. While variations will be found even for companies in the same industry. Moreover, the ration will fluctuate from year to year depending upon economic conditions. Thus, no standard tables of capitalization rates applicable to closely held corporations can be formulated. Among the more important factors to be taken into consideration in deciding upon a capitalization rate in a particular case are: (1) the nature of the business; (2) the risk involved; and (3) the stability or irregularity of earnings.

Section 7.  Average of Factors

Because valuations cannot be made on the basis of a prescribed formula, there is no means whereby the various applicable factors in a particular case can be assigned mathematical weights in deriving the fair market value. For this reason, no useful purpose is served by taking an average of several factors (for example, book value, capitalized earnings and capitalized dividends) and basing the valuation on the result cannot be supported by a realistic application of the significant facts in the case except by mere chance.

Frequently, in the valuation of closely held stock for estate and gift tax purposes, it will be found that the stock is subject to an agreement restricting its sale or transfer. Where shares of a stock were acquired by a decedent subject to an option reserved by the issuing corporation to repurchase at a certain price, the option price is usually accepted as the fair market value for estate tax purposes (see Revenue ruling 54-76, C.B. 1954-1, 194.) However, in such cases the option price is not determinative of fair market value for gift tax purposes. Where the option or buy and sell agreement is the result of voluntary action by the stockholders and is binding during the life as well as the death of stockholders, such agreement may or may not, depending upon the circumstances of each case, fix the value for estate tax purposes. However, such agreement is a factor to be considered, with other relevant factors, in determining fair market value. Where the


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
stockholder is free to dispose of his shares during life and the option is to become effective only upon his death, the fair market value is not limited to the option price. It is always necessary to consider the relationship of the parties, the relative number of shares held by the decedent, and other material facts, to determine whether the agreement represents a bona fide business arrangement or is a device to pass the decedent's shares to the natural objects of his bounty for less than an adequate and full consideration in money or money's worth. (In this connection, see Revenue Ruling 157 C.B. 1953-2, 255, and Revenue Ruling 189, C.B. 1953-2, 294.)

Section 9.  Effect on Other Documents

Revenue Ruling 54-77, C.B. 1954-1, 187, is hereby superseded.(1)









--------
(1) Source: Internal Revenue Bulletin; Cumulative Bulletin 1959-1, January - June 1959, pp. 237-244.


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